CUBIC® CORPORATION

2007 Annual Report

Mission Support Services ■ Combat Training Systems ■ Communications and Electronics ■ Automated Fare Collection Systems and Services

CUBIC CORPORATION

(Amex: CUB) occupies leadership positions in two technology-driven businesses: defense and transportation. Cubic is an innovative supplier of defense products, systems, and services to U.S. and allied governments in more than 50 nations. It also is an important intermodal and regional electronic fare systems and services company in more than 40 major markets. Cubic employs more than 6,000 people worldwide.

Stock Performance Graph for Cubic Corporation



$300
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Cubic Corporation
Peer Group
S&P 500 Index

Comparison of cumulative total return of Cubic Corporation, its peer group, and a broad market index.

	Fiscal Year Ending					
	9/30/2002	**9/30/2003**	**9/30/2004**	**9/30/2005**	**9/30/2006**	**9/30/2007**
Cubic Corporation	100.00	148.84	136.58	103.14	118.94	**257.91**
Peer Group	100.00	105.80	142.91	169.75	201.33	**276.77**
S&P 500 Index	100.00	124.40	141.65	159.01	176.17	**205.13**

The chart assumes that $100 was invested on September 30, 2002 in each of Cubic Corporation, the S&P 500 index and the peer group index, and compares the cumulative shareholder return on investment as of September 30th of each of the following 5 years. The return on investment represents the change in the fiscal year-end stock price plus reinvested dividends.

Cubic's peer group is defined as the Space, Defense and Homeland Security (SPADE®) Index. The constituents of this index are listed on *page 66.*

Financial Highlights and Summary of Consolidated Operations

	Years Ended September 30,				
	2007	2006	2005	2004	2003
	(amounts in thousands, except per share data)				
Results of Operations:					
Sales	$ **889,870**	$ 821,386	$ 804,372	$ 722,012	$ 634,061
Cost of sales	**727,540**	687,213	672,541	549,170	493,377
Selling, general and administrative expenses	**95,054**	97,166	110,644	107,139	87,888
Interest expense	**3,403**	5,112	5,386	4,658	3,659
Income taxes	**23,662**	12,196	453	19,394	18,514
Net income	**41,586**	24,133	11,628	36,911	36,519
Average number of shares outstanding	**26,720**	26,720	26,720	26,720	26,720
Per Share Data:					
Net income	$ **1.56**	$ 0.90	$ 0.44	$ 1.38	$ 1.37
Cash dividends	**0.18**	0.18	0.18	0.16	0.14
Year-End Data:					
Shareholders' equity	$ **382,771**	$ 323,226	$ 297,158	$ 298,767	$ 255,292
Equity per share	**14.33**	12.10	11.12	11.18	9.55
Total assets	**592,565**	548,071	547,280	542,924	460,226
Long-term debt	**32,699**	38,159	43,776	50,037	47,142

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

Market and Dividend Information

	Sales Price of Common Shares				Dividends per Share	
	Fiscal 2007		Fiscal 2006		Fiscal 2007	Fiscal 2006
Quarter	High	Low	High	Low		
First	**$22.82**	**$19.06**	$20.56	$15.63	-	-
Second	**22.37**	**19.99**	23.94	20.74	**$0.09**	$0.09
Third	**30.14**	**20.12**	24.40	18.27	-	-
Fourth	**46.43**	**27.23**	20.74	18.30	**$0.09**	$0.09

Chairman's Letter



Dear Fellow Shareholders,

I am pleased to report that fiscal year 2007 was an all-time record year for Cubic, as sales rose by 8 percent to $890 million and net income increased 72 percent to $41.6 million, or $1.56 per share and was over $2 billion in total backlog. Over the last five- and ten-year periods, Cubic has generated an average annual total return to our shareholders in excess of the S&P 500™ Index. Over the last ten years, the average annual return to shareholders was 13.7% compared to a 9.3% return on the S&P 500™ Index. We are proud of this performance and appreciate the support of our shareholders.

Defense Segment

Cubic's defense business continued its track record of consistent growth during 2007. Our performance on the P5 air combat training system contract has been well received, resulting in more than $170 million in orders since 2003. Cubic's successful legacy in air combat training, and our half-century tradition of innovation, continues into the 21st century with a new $50-million contract to develop an embedded training system for the F-35 Joint Strike Fighter. Historically, air combat training systems have been deployed for only a portion of the aircraft fleet using wing-borne pods, but under this new contract, for the first time, Cubic's equipment will be installed on every F-35 aircraft. Accordingly, this project should result in significant opportunities over the next decade as U.S. and international customers purchase the F-35 in large numbers.

Importantly, during the year we also won a $468 million competitive follow-on, ten-year contract to continue as prime contractor for the U.S. Army's Joint Readiness Training Center (JRTC) at Fort Polk, Louisiana where we coordinate realistic pre-deployment combat training exercises. Since 2001, our JRTC business has grown substantially and we are gratified that the customer has recognized the value of Cubic's commitment and expertise with this follow-on contract. These exercises provide critical training to our troops before they deploy to Iraq, Afghanistan or other assignments.

To expand and diversify the mission support business area, Cubic has aggressively pursued logistics-related business for the past two years culminating in the award of a five-year, $30-million contract with the U.S. Army Quartermaster Center and School. This contract is our first prime competitive award captured in head-to-head competition with established logistics contractors. I view this win as an important credential as we continue to pursue logistics opportunities that offer immediate growth beyond our defense segment's traditional focus on combat training.

The defense segment's international business remains strong and continues to grow as allied military forces adopt sophisticated training systems to enhance their readiness. Over the past year, Cubic was awarded several high profile contracts in the Asia-Pacific region. Notably, in Australia, under the Joint Combined Training Capability initiative, Cubic demonstrated the full range of its air and ground training capabilities and facilitated joint warfare training between U.S. and Australian forces. Also, the market for combat training centers, MILES tactical engagement systems, and our virtual small arms trainer, the EST-2000, remains strong particularly in the Middle East.

Presently, Cubic is close to developing 'Friend or Foe' equipment for the military. It is unfortunate that mistakes are made in combat, resulting in fatalities of our own troops. However, Cubic's equipment could minimize these incidents.

U.S. forces continue to expand the use of unmanned aerial vehicles in combat and desire high quality video for command and control, reconnaissance, and targeting missions. The communications and electronics business unit is in the midst of several major data link development programs for unmanned aerial vehicle customers. This year the company was awarded a contract to develop a miniature common data link. As we continue to perform on important unmanned aerial vehicle programs like Fire Scout, Watchkeeper, and Shadow, I am hopeful that we can improve profitability in this segment by transitioning these programs to production contracts in 2008.

Transportation Systems Segment

Cubic remains a world leader in automated fare collection systems. Operating income from the transportation segment improved significantly from $2.8 million in 2006 to $20.1 million in 2007 with substantial operating cash flow. Strong operating income from European operations and customer settlements contributed to the improvement. We believe that the ongoing trend of outsourcing the operation and maintenance of regional smart card systems, along with upgrades and replacement products, will provide meaningful opportunities in this market.

Cubic's competitive advantage is owed in large part to investment in its Nextfare® Solution Suite that is now installed and supporting eight North American and Australian transit customers. The ability to use multiple smart card applications opens numerous opportunities for our customers to take advantage of emerging fare payment technologies and services, including the ability to integrate mobile phone payment and bank card payment technologies.

Today, these exciting advances are being realized on the award-winning, Cubic-pioneered, Oyster® smart card system, used by 11 million people in the Greater London area. Cubic is collaborating with the banking community and telecommunications industry to integrate our technology. We have joined with Barclaycard™ to launch the OnePulse card, a travel and payment card which allows users to pay for fares, make small purchases and use a conventional credit card. We anticipate introducing this type of unique technology application into other transit markets where Cubic is the incumbent supplier.

Given the realities of international terrorism and vulnerability of mass transit, security remains an ongoing concern in the U.S. and abroad. To address these concerns, Cubic has teamed with leading U.S. technology providers to integrate security features into our transit infrastructure. These features have attracted the notice of U.S. Homeland Security and several leading transit operators. Opportunities to enhance patron safety and reduce terrorism threats in public transit systems will continue for years to come.

Looking Ahead

We recently appointed a new outside director, Dr. John H. Warner, Jr., to our Board. Dr. Warner brings substantial defense industry experience to our Board based on his distinguished career with Science Applications International Corporation. I welcome Dr. Warner and look forward to his support. Dr. Warner replaces Dr. Richard C. Atkinson, a member of the Board for more than twelve years. I want to thank Dr. Atkinson for his contributions and support during his tenure.

As Chairman, it is particularly gratifying for me to reflect on the company's great progress and achievements over the years. As we look forward, you can expect Cubic to continue its tradition of technological innovation and keen focus on customer requirements as we seek new growth opportunities for our shareholders.

Walter J. Zable
Chairman, President and CEO
Cubic Corporation
December 18, 2007

Cubic Defense

Fiscal Year 2007 Revenues

- $641 million

2007 Year End Backlog

- $1.247 billion

Employees

- 4,800 in 25 states and 19 nations

Principal Lines of Business

- Mission Support Services
- Readiness Systems
- Communications and Electronics

Customers

- U.S. Armed Forces
- Other U.S. agencies and departments
- 46 nations

Key Discriminators

- Breadth of live training capabilities
- Unique position as a full-spectrum provider of training systems and training support services
- Aggressive technology upgrades for training and communication products and systems
- Innovative new products
- Strong reputation in mission support services
- Platform independent
- Common Data Link (CDL) certified

Fiscal Year 2007 Revenue Mix



Business Unit

- Mission Support Services 47%
- Readiness Systems 41%
- Communications and Electronics 8%
- Tactical Systems/Other 4%



U.S. and International

- Domestic 74%
- International 26%



Market

- Military Training 73%
- Intelligence, Surveillance and Reconnaissance 20%
- Operations and Maintenance 2%
- Force Modernization and Transformation 5%

Future Growth Opportunities

- Data links for manned and unmanned platforms
- Live, virtual and constructive training
- Joint and multinational training
- International ground combat training centers
- Systems to counter the threat of improvised explosive devices
- Modeling and simulation of the effects of weapons of mass destruction
- Optical communication solutions for friendly force identification on the battlefield
- Logistics, operations, and maintenance services

Key Innovations

- Integration of live, virtual and constructive training domains
- Personal area network for tactical engagement simulation systems
- Integration of satellite communications into combat training systems
- Cost-efficient mission rehearsal exercises for deploying troops
- Simulation of weapons of mass destruction effects in training environments
- Adaptive communication jamming system
- Tactical data links and advanced C4ISR networks
- Tactical application of optical communications technology

Glossary



Live Simulation involves real weapons and equipment. It is the training domain that most closely replicates actual combat.



Virtual Simulation involves simulated weapon systems in a virtual environment, including realistic terrain.



Constructive Simulation training is the use of computer models and game-type simulations.

"The Live-Virtual-Constructive environment combines any of these three approaches to create a common battlefield, on which live units can be represented along with virtual and constructive. These units can interact with one another and conduct a coordinated fight as though they were physically together on the same ground."

—Combined Arms Training Center in Fort Leavenworth, Kansas

Mission Support Services



Key Accomplishments

- ***Awarded a contract for $468 million over a 10-year period to supply comprehensive support services at the Joint Readiness Training Center.*** As the incumbent prime contractor, the level of support we provide has now been increased in critical areas directly related to operational requirements.
- ***Won its first prime contract for logistics support.*** The U.S. Army Quartermaster Center and School awarded Cubic a 5-year contract worth more than $30 million for logistics training and education support. This contract will serve as an important credential as we continue to pursue logistics support business.
- ***Won a 5-year indefinite delivery/indefinite quantity contract as part of a contractor team that is eligible to bid for up to $9 billion in U.S. Army logistics contracts.*** Cubic is one of 11 subcontractors on the team. The U.S. Army's Southern Region Contracting Center-East selected the team as one of 10 small business awardees for the U.S. Army's new Field and Installation Readiness Support Team (FIRST) program.
- ***Expanded its current and largest contract with the U.S. Marine Corps to provide advisor training support for the Security Cooperation Education and Training Center.*** Under this program, Cubic trains Marines who will serve as military advisors to indigenous security forces in Iraq and Afghanistan.
- ***Extended simulation and training support services for the Fort Lewis Battle Command Training Center.*** This cost-plus-fixed-fee subcontract has a total potential value of up to $19.9 million over approximately 5 years. Cubic has supported the center and its predecessor, the Battle Simulation Center since 1995.
- ***Selected as part of a team to compete for up to $50 billion in U.S. Government information technology business over the next 5 to 10 years.*** Cubic is one of five core members on a team that was awarded a prime bidding position by the General Services Administration for Alliant—the largest Government Wide Acquisition Contract. The team was among 29 contractor teams awarded prime positions.



Cubic is a leader in providing a wide range of highly specialized support services. We have six operating divisions and more than 100 locations worldwide. We provide technical, training, professional military education, and operational support services and related domain expertise that prepare all echelons of U.S. and allied forces for combat and national security missions.

Our business is focused on service markets for the U.S. Department of Defense Joint Community, all U.S. Armed Services, the Department of Homeland Security, selected allied nations, and other government and nongovernment customers. The services we provide to these organizations include: live, virtual and constructive training and exercise development and implementation services; training development, management and support; operations and maintenance; professional military education; information technology and operations; weapons effects; modeling and simulation; logistics support; and force modernization expertise.

Cubic's outstanding reputation for professional excellence and high quality support services is earned by all of its employees. We strive to employ and retain skilled people who are dedicated to their jobs—and that is a key reason why Cubic is a trusted provider of mission-critical services.

Joint Readiness Training

Mission rehearsal exercises are essential to the success of every security and combat operation carried out by U.S. forces.

Every month in multiple locations worldwide, we help military leaders plan, coordinate and execute training exercises that accelerate the readiness of thousands of troops, including the U.S. Air Force, Army, Navy, Marine Corps, National Guard, and military units from allied nations.

At the Joint Readiness Training Center in Fort Polk, Louisiana, Cubic's professional and dedicated workforce assists in executing every facet of the center's highly realistic training events. These intense scenarios are played out in the center's 100,000-acre training area.

Based on strong knowledge of military missions, Cubic accurately replicates nearly every detail of actual combat operations throughout the area.

We devise the settings, characters, scenarios, battlefield effects, and opposing force intelligence situations. In turn, participants are exposed to the uncertain threats of combat during a practice run before their deployment.

Cubic has provided support services to the Joint Readiness Training Center since 2001, as well as to the National Training Center at Fort Irwin, California since 1994.

We have earned a reputation for carrying out realistic training exercises, being dependable, delivering innovative and cost-effective training solutions, and for being responsive to ever-changing training requirements on short notice. These are some of the reasons Cubic was chosen to support the Joint Readiness Training Center for the next 10 years.

The new contract will increase our support levels in four areas: role-play, battlefield effects, tactical engagement systems support, and the Exercise Support Group. This group provides support to rotational training units in the areas of transportation, sustainment supplies, live fire support, and air-delivered resupply.

Logistics Support Services

The U.S. military's readiness to carry out their missions—in peace and war—is dependent upon logistics support. Getting the right goods, services and equipment required by warfighters, when and where they need it, is critical for them to carry out their missions.

Cubic made inroads into the logistics services market this year by winning its first prime logistics support contract. At the U.S. Army Quartermaster Center and School at Fort Lee, Virginia, Cubic provides field, classroom, computer and hands-on training for the Quartermaster School. In the past year, we also won two contracts to provide training support to the U.S. Army Transportation School at Fort Eustis, Virginia.

In addition, we were selected as part of a contractor team that received a five-year indefinite delivery/indefinite quantity contract for the Field and Installation Readiness Support Team program.

Cubic was selected to be part of the team for several key reasons. Among them were our high technical competence, exemplary management skills, and the ability to staff and meet support requirements on short notice. The types of support Cubic may provide include delivery of supply items, components and equipment, operation of large logistical support facilities; and other services that will evolve along with the U.S. Army's requirements.

Computer Based Training

Cubic is finding innovative ways to support the U.S. military's objective to migrate from traditional learning models to distance learning, computer based training and games for training. We are adapting commercial-off-the-shelf technology and software that offers a high-payoff and low-cost solution to enhance learning and levels of performance.

The application of games for training is a relatively new concept that has captured the interest of the U.S. Army. Game-based training draws soldiers into an environment where they get to make decisions that are then played out in a cause-and-effect scenario. To help prepare soldiers for real-world missions, Cubic and its government counterparts have



Cubic is supporting the U.S. Army's readiness to logistically support mobilization and deployment, and to sustain it indefinitely for any security or combat mission.

unveiled a prototype game-based simulation. It is designed to train soldiers in deliberate checkpoint operations—a vital and common mission on today's battlefield.

Cubic has rapidly progressed game-based training to the next level—an automated Instructional Design System. It gives instructional designers a quick assessment, and near-real time retrieval and use of PC-based games for a specific learning application. This concept is currently being tested at the National Simulation Center at Fort Leavenworth, Kansas.

We continue to support the development of prototype vignettes for game-based training. The scenarios we have created with game developers from the National Simulation Center include training for warrior skills, battle drills and personnel recovery.

Emergency Preparedness

Given the increased concern regarding biological and chemical threats, public agencies need to assess and respond quickly to unfolding events. Cubic assists federal, state and local agencies to plan and execute disaster exercises for all levels of first responders—up to and including multinational participants. These live and computer-based exercises help test, hone and synchronize emergency preparedness skills across all levels of government and the private sector.

The support we provide is essential to the readiness of first responders. We help them to build a unified capability to prevent, respond to, and recover from any disaster due to natural causes or terrorism. The exercise scenarios are aimed at validating the full range of national, operational and technical policies, and plans and procedures that come into play in response to high consequence events. We continue to expand the scope of this vital work with other government agencies at the state and local levels. In the past year, we won a new contract to provide training and exercise support for up to six years to the New York City Office of Emergency Management.

This year, Cubic supported the U.S. Government's premier counterterrorism exercise. Sponsored by the Department of Homeland Security, the Top Officials 4 was the fourth and largest exercise in the Top Officials series. Cubic has supported three of the four exercises in the series.

Joining in this effort were the states of Arizona and Oregon, the U.S. territory of Guam, and three international partners: Canada, the United Kingdom and Australia. Cubic facilities in Kingstowne, Virginia were used as the master control cell for the exercise.

In addition to exercise support, we are also highly regarded in the national security community for creating high-fidelity weapons effects models. Weapons of mass destruction experts around the globe use our weapons effects models and simulations to show the weapons effects on potential targets.



Cubic supports the Defense Threat Reduction Agency and other U.S. agencies in developing weapons effects models and simulations.



Readiness Systems



Key Accomplishments

- ***Awarded a $50-million development contract to design and integrate an embedded version of air combat training technology onboard the Joint Strike Fighter.*** The airborne instrumentation system will be installed in all F-35 stealth fighters. They are destined to replace multiple types of aircraft in the U.S. and in eight allied nations.
- ***Received more than $170 million in task orders since the award of the P5 Air Combat Training Systems contract in 2003.*** Cubic is the prime contractor for this indefinite delivery/indefinite quantity contract. It has the potential to reach $525 million if all options are exercised over its 10-year life.
- ***Received more than $30 million in multiple contract awards to supply training systems in the Asia-Pacific region.*** Cubic is supplying realistic air and ground training systems to Australia, Thailand and Japan. These systems give them the capability to train with the U.S. and allied nations.
- ***Awarded a $25 million order from a Middle Eastern allied nation to supply them with a mobile combat training center.*** This contract is Cubic's first direct commercial sale of its ground combat training center capability to U.S. allies in the Persian Gulf region.
- ***Awarded $24 million in contracts for EST 2000 small arms training systems for use by the U.S. Army and Marine Corps.*** The advanced version of the EST 2000 system includes virtual urban scenarios and simulated improvised explosive devices, reflecting current threats troops experience in combat.
- ***Awarded contracts by the Australian Department of Defense to provide them with a new urban training instrumentation system.*** The system was a critical part of the Joint Combined Training Capability demonstrated during the Australia-U.S. Talisman Sabre 2007 exercise.



Cubic is a leader in providing air and ground combat training systems to the U.S. and 35 allied nations. We have fielded more live combat training systems than any other company.

We provide highly realistic combat training systems that enable air and land forces to train together in a live, virtual and constructive environment. Cubic designs, develops and installs training systems for fighter aircraft, armored vehicles and infantry troops. These systems accurately simulate weapons effects and the tactical actions of aircrews and soldiers. At the end of a training exercise, our multimedia software provides the critical information needed for after-action review. Cubic also provides small arms virtual training systems.

We are accelerating the development of integrated training systems. Our adaptable systems enable military aircrews and land forces to interact with each other during realistic combat training exercises held in geographically dispersed locations. This capability enables them to train as a unified force from multiple locations. We are also embedding our training systems within the U.S. military's next generation fighter jet—the F-35 Joint Strike Fighter.

Joint Training

Cubic is on the frontline of emerging military training transformation efforts in the U.S. and Asia-Pacific region. We are making unprecedented strides to facilitate joint training for multiple allied countries.

This year we delivered the groundbreaking architecture that linked geographically dispersed training systems into a single training exercise. The biennial Talisman Sabre 2007 exercise was held in Australia.

This exercise is the first step toward globalizing the U.S. Department of Defense Joint National Training Capability. It aims to mix live, virtual and constructive models and simulations in an integrated network of training sites. The end goal is to provide the most realistic collective joint mission experience possible. This crucial exercise serves as a proof of concept for the future of joint systems used for binational training.

For the Talisman Sabre 2007 exercise, Cubic demonstrated its ability to standup a complex network quickly. We solved difficult software, hardware and integration challenges—all while staying on schedule. Our ability to connect distinct live, virtual and computer-based training systems for better situational awareness, feedback and objective performance measurement is based on experience.

Cubic has a rich heritage in developing air and ground training systems. We have developed and fielded more than 60 systems for the U.S. and allied nations. Fifteen of these systems are or will be located in the Asia-Pacific region.

Most of the live training systems used during the Talisman Sabre 2007 exercise were developed and installed by Cubic. The company's key systems were the Initial Homestation Instrumentation Training System including the MILES laser-engagement system deployed with the U.S. Army, and the Pacific Air Forces air combat maneuvering instrumentation system.

Major Australian systems included the Cubic-developed deployable combat training center with the tactical engagement systems, the urban operations training facility instrumentation, and the newly delivered Royal Australian Air Force air combat maneuvering instrumentation system.

Ground Combat Training

We have established a strong footprint for our training systems in the Asia-Pacific region. Now we are gaining a foothold in the Persian Gulf region to supply our systems to allied nations.

For the first time, we are supplying our Homestation Instrumentation Training System directly to an allied nation in the Persian Gulf region. Scalable and user-friendly, the system can be used wherever troops are located—at home or on deployment.

Cubic's system was chosen because it is a self-contained training package. It can be configured for mobile, deployable or fixed applications for ground units from squad through brigade.

In addition to the system, which includes Cubic's laser-based tactical engagement simulation system, and exercise control and debriefing facilities, we will provide contractor logistics services to operate and maintain the equipment.

This contract positions Cubic to supply its full spectrum training solutions. From virtual skills trainers up to full-scale training systems, we have a complete line of training solutions to support U.S. allies in the Persian Gulf region that need to modernize their training equipment.

Virtual Training

Every U.S. soldier needs basic marksman skills. Our engagement skills trainer is an effective and economical means to acquire and develop these essential skills.

Validated by the U.S. Army Infantry School, our EST 2000 teaches marksmanship skills, squad-level collective defense and judgmental use of force. Beyond the fundamentals, our systems support mission readiness.

In virtual scenarios, soldiers using EST 2000 experience current combat conditions, including simulated improvised explosive devices and virtual urban environments.


15
Combat
Training Systems
in
Asia-Pacific
7
Nations
Australia
Japan
Korea
Singapore
Taiwan
Thailand
United States
- Alaska

In the past year, our footprint in the Asia-Pacific region has grown to a total of 15 air and ground combat training systems supplied for the U.S. Pacific Command and allied nations.

Our systems enable soldiers to sustain and sharpen their skills at their homestation or on deployment. Cubic has fielded more than 1,000 EST 2000 systems and over 6,000 simulated weapons to U.S. and allied military installations throughout the world. Our systems are fielded in the continental U.S., Alaska, Hawaii, Korea, Germany, Italy, Jordan, Iraq, Afghanistan, and Kuwait.

Air Combat Training

In 2003, Cubic won an anchor program that will lead air combat training well into the 21st century. Ultimately, the P5 Combat Training System will be deployed to 30 sites in the U.S., Europe and the Pacific.

The P5 system will dramatically improve air combat training missions for the U.S. Air Force, Navy, Marines, Air National Guard and coalition forces.

The system features a common approach for joint, multiservice and coalition training—allowing fighter pilots to train together as a coordinated team in any available airspace.

Cubic's Individual Combat Aircrew Display System is a prime feature of the P5 Combat Training System. It is now the most widely used air combat maneuvering instrumentation debriefing software tool in the world.

With its ability to track up to 100 high activity aircraft, the Individual Combat Aircrew Display System is the display system of choice. It is used for some of the most significant air combat training exercises held in the world. They include the massive Red Flag exercises hosted annually at Nellis Air Force Base, Nevada, and the large Maple Flag exercise in Cold Lake, Alberta, Canada, which includes heavy participation from the North Atlantic Treaty Organization.

Our responsiveness to evolving customer needs is a key reason for the success of this system. When a customer asks for a new capability, we add it into the next version of the software. Now it can be used to display both ground and air elements during combat training exercises.

Embedded Training

Cubic's prime contract for P5 is a landmark contract for the company in several ways. It led to us being selected as a direct supplier to Lockheed Martin for embedded air combat training systems onboard the Joint Strike Fighter. Moreover, we are developing the first embedded air combat training system of its kind aboard the next generation strike fighter.

The combat training subsystem is interoperable with P5 training systems now being produced, so fighter pilots using pod-based or embedded P5 systems will be able to train with Joint Strike Fighter pilots.



2303:31

After a training exercise, Joint Strike Fighter aircrews will receive feedback from Cubic's Individual Combat Aircrew Display System (ICADS™) software to help them evaluate and improve upon their performance.



Communications & Electronics



Key Accomplishments

- ***Awarded additional delivery orders from the U.S. Navy for the Communications Data Link System (CDLS).*** Cubic will be delivering two additional systems under its existing 5-year contract with the Navy. CDLS has successfully performed in network-centric missions during Operation Iraqi Freedom. Now it has been installed on a total of nine surface ships and ground-based platforms.
- ***Achieved an important step in the development of its miniature common data link system.*** Cubic successfully flight tested a prototype of its miniature common data link system onboard the Killer Bee small unmanned aerial vehicle for U.S. Army and Marine Corps applications. As a result, Cubic and its team partner now have the credentials to compete for future production contracts.
- ***Developed and will be delivering a small tactical common data link for flight testing onboard the U.S. Army's RQ-7B Shadow® 200 unmanned combat aircraft system.*** Successful flight testing will ultimately qualify Cubic to compete for full rate production contracts.
- ***Delivered wideband data link hardware for the United Kingdom's Watchkeeper—a new network-enabled unmanned aerial system.*** After system integration testing, the next milestone for our data link will be a flight test of our system's air-to-ground data link, which is part of a larger effort to achieve full operational capability for the entire system.
- ***Delivered air and ground data link hardware for the Fire Scout Vertical Takeoff and Landing Tactical Unmanned Aerial Vehicle system.*** Upon successful completion of a series of qualification and environmental tests, our equipment will be flight tested and deployed onboard the U.S. Navy's premier rotary wing unmanned aerial vehicle.
- ***Awarded contracts potentially worth up to a total of $17 million over 5 years for combat search and rescue avionics.*** Awarded by the U.S. military, the contracts validate the investment Cubic has made in its next generation personnel locator system, which was introduced in 2005.



Backed by four decades of experience, Cubic is an innovative supplier of communications and signal intelligence equipment used by U.S. and allied nations. We specialize in the design, development and production of high bandwidth data links, high power amplifiers, signal intelligence/electronic warfare systems, and combat search-and-rescue avionics.

We are focused on providing advanced data link technologies that improve the interoperability of communications between manned and unmanned systems deployed in a network. To that end, we are developing data links that offer a high degree of security and a common design. They are compact and adaptable to fit onboard a variety of military platforms used by the U.S. Navy, Air Force, Army, Marine Corps, Coast Guard, and other key allied forces. Data link equipment built by Cubic operates on aircraft carriers, amphibious assault ships, surveillance aircraft, unmanned aerial vehicles, and ground-based platforms. Our data links send important control signals up to airborne platforms and intelligence data down to ground or ship based command centers.

We strive to integrate our equipment into systems that not only extend the military's technical capability but also interface with legacy systems in use today.

Network Enabled Data Links

The U.S. and allied militaries now operate in a networked battle space. The network is an operational environment where nearly every echelon of command has the need to coordinate, share and integrate intelligence collected by unmanned aircraft. In the networked battle space, our data links provide the essential routing of communications between military assets.

Military commanders rely on our data links to simultaneously transmit and receive near real-time images and data with air, sea or ground platforms. Information transmitted by our data links enables commanders to precisely locate and identify targets in a network centric environment.

We are adapting our equipment to meet a growing number of unique mission and platform requirements while complying with the Department of Defense Common Data Link standards for interoperability.

Tactical Common Data Link

Cubic's data links are playing a key role in the U.S. Army's effort to expand the capability of its RQ-7B Shadow 200 unmanned aerial vehicle. This vehicle has proven to be effective in intelligence, surveillance and reconnaissance missions in Iraq.

Based upon that success, the U.S. Army is upgrading the vehicle's communications payload with smaller but more capable technology.

Cubic is modifying its existing tactical common data link technology to install a reduced size of it onboard the RQ-7B Shadow 200. The reduced-size air data terminal is designed to be installed in the wing pocket of the Shadow and provide secure, high bandwidth streaming video to a ground terminal.

Manned aircraft can also use the Shadow sensor data while staying out of harm's way. The design effort coupled with a successful flight demonstration is a stepping stone for Cubic to compete for upcoming production contracts.

Cubic's tactical common data technology has proven to be adaptable to multiple unmanned aerial systems. So far, variations of Cubic's tactical common data link are being used in several U.S. Government network-enabled communications programs. These include the Navy Communications Data Link System and Fire Scout unmanned aerial vehicle. Cubic is also applying this technology to the United Kingdom's Watchkeeper unmanned aerial vehicle program.

Miniature Common Data Link

For the Air Force Research Lab, Cubic and its team partner have developed and successfully flight tested a miniaturized version of a common data link. It will enable the armed forces to equip their smaller airborne vehicles with a data link that offers greater capability and security than those in use today.

During flight tests, the miniature unmanned aerial vehicle simultaneously transmitted and received full-motion, high-resolution video from onboard cameras to a ground station below.

Because the miniature common data link is transferable to other manned and unmanned airborne platforms, Cubic and its team partner are positioned to compete for future large-scale production contracts for the U.S. military.

The DirecNet ™ consortium, established by Cubic in 2005, now includes 12 major defense contractors and government advisory members. Together they are defining specifications for the next generation of open standard, high-bandwidth airborne networks. During the past year, the consortium laid the groundwork for system specifications that will steer a transition from today's stovepiped, point-to-point communications to multipoint connections among all players in a network.



Aboard U.S. Navy aircraft carriers and amphibious assault ships, Cubic's data link terminals are part of an information surveillance and reconnaissance network that is vital to global war on terror and marine security missions.

Communications and Signal Intelligence

Cubic's high frequency power amplifiers, transmitters, direction-finding equipment and signal intelligence receivers are designed for multiple applications. The most common are shipboard and land-based communications and intelligence collection.

In the past year, demand for our direction-finding equipment has increased. As part of an ongoing modernization program, the Canadian Coast Guard is replacing older receivers, processors and antenna systems onboard its ships and cutters with new equipment supplied by Cubic. Our equipment was chosen for its bearing accuracy, signal sensitivity and its ability to reliably operate in the harshest environmental conditions.

Ultimately, all of Canada's Coast Guard ships and cutters will be equipped with Cubic's direction-finding systems. The systems will help them identify the direction and location of vessels in distress off Canada's coastlines where the equipment will operate in some of the world's most challenging environmental conditions for maritime search and rescue activity.

In addition to direct sales to foreign governments, including defense agencies, we have long supplied multiple prime contractors with signals intelligence equipment used on transformational military programs. The Navy's Ship's Signals Exploitation Equipment program is a key example. For this program, the receivers we supply become part of an intelligence system which helps shipboard operators rapidly detect, identify and locate signals of interest near to and over the horizon. This is a key capability for U.S. Naval ships engaged in information warfare.

Combat Search and Rescue

Combat search and rescue crews embark on some of the most dangerous and complicated missions. For more than 20 years, U.S. and allied combat search and rescue crews have equipped their close air support aircraft with Cubic's personnel locator systems. Our systems help them covertly pinpoint the location of, communicate with, and recover downed aircrews and key personnel who are isolated behind enemy lines.

The improved capability of our latest generation personnel locator system is drawing interest from the U.S. military as they modernize their avionics. This year, we received multiple contract awards from the U.S. military for our latest generation personnel locator system. Some of the contract awards include potential indefinite delivery/indefinite quantity task orders for the next five years.



Search and rescue crews have used Cubic's Personnel Locator System onboard their close air support helicopters in every military engagement since 1987.



Cubic Transportation Systems

Fiscal Year 2007 Revenues

- $237 million

2007 Year End Backlog

- $787 million

Principal Lines of Business

- Electronic fare collection and management
- Operational services
- Maintenance services

Customers

- 181 active transit agency customers

Key Discriminators

- Uniquely positioned as the only full-service automated fare collection system and services provider in the industry
- Provider of the most comprehensive central computer system in use by transit authorities today
- A leader in supporting industry standards for regional and intermodal systems
- Significant installed base of new and legacy fare collection systems
- More than 35 years of experience designing, integrating, installing and supporting highly reliable automated fare collection systems in major cities

Key Ongoing Automated Fare Collection Projects in Major Transportation Markets



London PRESTIGE/Oyster Card™

Largest smart card fare collection contract ever awarded

Cubic's contract value awarded under the PRESTIGE contract is now in excess of $1.2 billion since 1998


SMARTLINK

MetroCard

New York/New Jersey Region

$483 million in contracts awarded since 1991


SmarTrip

Washington D.C./Baltimore/ Virginia Region

$184 million in contracts awarded since 2000

$400 million in contracts awarded since 1975



Los Angeles Region

$140 million in contracts awarded since 2002

$184 million in contracts awarded since 1987


compass

San Diego Region

$29 million in contracts awarded since 2002

Key Innovations

- NextFare™—a modular fare collection management system
- Limited Use smart card fare collection applications
- High-speed ticketing device technology compatible with multiple transit smart cards
- Threat detection systems for transit security

Awards

PRESTIGE/Oyster Card

- RFID Implementation Award, 7th RFID Networking Forum (2006)
- Best Private Finance Initiative, Public: Private Finance Awards (2005)
  - Best Operational Transport Project
  - Grand Prix as the Best Operational Project—all sectors
- Gold Award for Technology Exploitation by Management Today, Britain's leading monthly business magazine (2005)

Los Angeles/TAP Card

- Outstanding Public Transportation System Achievement Award by the American Public Transportation Association (2006)

Industry

- Smart Card Industry Innovation & Advancement of the Year Award by Frost & Sullivan (2006)


EZ Rider

San Francisco Bay Area

$72 million in contracts awarded since 1999


Chicago

Chicago

$111 million in contracts awarded since 1993


go

Brisbane, Australia

$128 million in contracts awarded since 2003


go to

Minneapolis/St. Paul

$22 million in contracts awarded since 2002


breeze

Atlanta

$89 million in contracts awarded since 2003


Testresenar

Sweden

$33 million in contracts awarded since 2005

Transportation Systems


MAKE THE CONNECTION.
TRAIN
JFK
TICKETS
Barclaycard
oyster
VISA

Key Accomplishments

- ***Introduced a new smart card that hosts London's Oyster® and Barclaycard® Visa on one card.*** The new Barclaycard OnePulse card is unique. It serves three separate functions: as a standard Visa credit /debit card, as an Oyster card, and as a new "wave and pay" Visa card, allowing contactless credit payment for low-value transactions.
- ***Completed installation of a base system for Los Angeles County Metro's rail and bus services.*** Now Cubic is completing the regional features of this system, including a central back office and clearing functions needed to operate and manage data for Metro's regional participants.
- ***Expanded Atlanta's new Breeze contactless smart card fare collection system to include four regional bus operators.*** By linking them to the Breeze system, commuters who live and work in or near Atlanta have the convenience of using a single smart card for public transportation.
- ***Awarded a contract modification to upgrade Washington Metropolitan Area Transit Authority technology.*** Under this contract, Cubic will implement software and technology upgrades to unite Metro rail, park-and-ride and regional bus systems through smart card media and a centralized back-office system.
- ***Awarded a contract by Metropolitan Transit Authority New York City Transit to expand its MetroCard® fare payment system.*** Cubic provided payment and processing devices to support the MetroCard, extending the fare payment system to hundreds of buses operated by the Westchester County Department of Transportation.
- ***Launched a new regional fare collection system in southern New Jersey and Philadelphia.*** Cubic designed and installed the system, and is providing support services to run and manage it.



Cubic is the world's leading provider of automated fare collection systems and services for public transit. Cubic has delivered over 400 projects in 40 major markets on five continents, totaling approximately $3.6 billion in installed systems. Across the industry, Cubic is recognized for incorporating superior technology into its fare collection systems.

We design, develop, supply, install and support complete automated fare collection solutions for public transit authorities. Our automated fare systems collect, process and manage transactions from a network of ticket vending machines, turnstiles, processing terminals, and bus equipment. The support services we provide help transit authorities manage the growing demands placed on regional fare collection systems.

With more than 35 years of experience, Cubic is the most experienced company in the industry dedicated to the advancement of automated fare collection systems.

Los Angeles

The American Public Transit Authority named Los Angeles County Metropolitan Transit Authority's system the 2006 Outstanding Transportation System in the nation. Metro's system is called the Universal Fare System. Cubic is proud to be associated with this award-winning system and its new smart card. Metro's card is branded as Transit Access Pass (TAP).

With ridership and customer satisfaction soaring, Los Angeles County Metropolitan Transit Authority's system is fast becoming a model for regional automated fare collection systems in the U.S. It is the largest regional smart card ticketing and fare collection system on the West Coast.

Cubic's Nextfare™ Central System is the foundation of Metro's regional automated fare collection system. This system is a complete set of software modules. The software modules supply the core smart card transaction processing; financial operations including revenue clearing, settlement and reporting; debit or credit payments; customer service; and database support. Nextfare receives data from and controls an infrastructure, which includes a comprehensive network of ticket vending machines, validators and bus equipment. This infrastructure is used to issue tickets, record and process rides, process debit and credit card transactions, accept cash, and provide other services to the customer.

Metro's Universal Fare System unifies the county's public bus and rail operations on a single TAP smart card. In addition, the system is linked to participating retail merchants for the sale of TAP smart cards. This functionality allows transit users to automatically purchase and reload value onto TAP smart cards at multiple transit sites and more than 800 retail locations.

This year, Cubic completed the first phase of the regional ticketing and fare collection system. The system's infrastructure has been installed at rail and bus stations. The second phase is now under way. It includes roll out to the entire Los Angeles metropolitan region. This includes the back office and clearinghouse functions needed to perform funds settlement and financial reconciliation, and manage data for regional participants.

Simultaneously Metro is continuing to roll out the TAP card on a progressive basis. The TAP card will ultimately expand across all regional bus agencies. With this system, public transit commuters from surrounding cities and communities will be able to switch from one transit system to another, using one smart card to pay for fares.

Philadelphia/New Jersey

Cubic is modernizing rail travel and parking in southern New Jersey and Philadelphia. We have designed a new smart card-based system that is replacing the magnetic stripe system we installed approximately 30 years ago. It was Cubic's first automated fare collection installation on the East Coast.

The new system is designed to meet the regional fare collection needs for the Delaware River Port Authority and Port Authority Transit Corporation (PATCO). Transit patrons can use the new Freedom smart card to board PATCO trains and park at station lots. Under the new system, riders can load value onto their smart cards by debit or credit card transactions.

Cubic's central computer software called Nextfare is the core of the fare collection system. It receives and processes smart card transactions, enhances customer service, and provides comprehensive reporting and audit capabilities that improve operational efficiency.

Nextfare interfaces with hundreds of devices deployed throughout the fare collection system. Cubic's lineup of equipment for PATCO includes full-service ticket vending machines and gates, equipped for smart cards and paper magnetic tickets. The equipment also includes a revenue processing system, point of sale ticket office terminals, an integrated parking fare collection system, and a central parking management system.


FREEDOM
FREEDOM
CANCEL

Because Cubic is the most experienced company in the industry, transit agencies rely on us to help them modernize their automated fare collection systems.

Recognizing the complexity of managing a new system, the Delaware River Port Authority engaged Cubic to manage the entire system for an initial period. It is anticipated that extensions may also be awarded.

The fare collection system gives PATCO the capability to expand its new system and offer unprecedented convenience to its transit patrons. For example, in the future, Freedom card users will be able to travel to New Jersey and New York rail stations served by the Authority of New York and

New Jersey system without having to buy an additional ticket. Cubic's commitment to using the latest industry standards for regional interoperability, called the Universal Transit Farecard Standards, makes this possible. This will be a historic milestone in the pursuit of convenient fare payment for thousands of East Coast passengers.

London

The Mayor of London is placing a high priority on improving and extending the public transit network in Greater London. Cubic has a key part in this long-term improvement plan. As a principal partner in the TranSys Consortium, Cubic was chosen by Transport for London to design and supply London's PRESTIGE integrated ticketing and revenue system. The 17-year contract was awarded in 1998.

Since its launch in 2003, the PRESTIGE system and the Oyster card have proven to be huge successes. The system has been recognized across the industry as the most successful and complex public transit project in the world. A significant percentage of all U.K. transit rides are taken using the PRESTIGE system. More than 12 million Oyster cards are in circulation. Each day more than 9 million passengers use public transit in Greater London.

Introducing Barclaycard OnePulse

Cubic continues to support the future of London's transit network. This past September, we supported the launch of a new card—Barclaycard OnePulse. It offers a unique combination of benefits. Unlike any other transit card in use today, it combines cashless payments and an Oyster Card with a standard Barclaycard credit card. Transport for London, Cubic and its TranSys partner, and Barclays Bank created this innovative smart card.

Barclaycard OnePulse is the only multifunction card of its kind. It allows for one card to be carried in the place of three. The card performs the same functions as an Oyster card and allows contactless payment for low-value retail transactions, including fast food, newspapers, parking facilities, and vending machines.

In addition, Barclaycard OnePulse separately operates as a standard Barclays credit card. These combined functions within the card have been designed to increase utility and convenience for the user. They also simplify transactions for the retailer. Moreover, it gives transit authorities the most effective means to manage a complex set of fare rules, reduce costs, and increase passenger satisfaction.

This smart card concept sets the stage for the future of regional fare collection systems. It is an optimal solution that helps public transit agencies to achieve a common goal—improve operational efficiency while attracting ridership.

Extending Oyster Capability to Overground and Commuter Rail

Rail is a critical mode of transit in Greater London. Nearly two million rides are taken on the national rail network in London each day.



Cubic designs its equipment and software to streamline ticket issuing, reduce waiting times and shorten queues at the point of sale.

Cubic is helping to make these journeys easier. We are supporting Transport for London in extending Oyster validation equipment to approximately 250 overground and underground rail stations.


Always touch in
and touch out.
Barclaycard
oyster
VISA

At these locations, London underground and the privately owned Train Operating Companies share stations and ticketing systems. The Oyster ticketing systems give London passengers the option of paying for their train fares using a single card–Oyster. In addition, the system allows passengers to move easily between heavy rail, London underground, bus, and other modes of transport.

Making Oyster Ticketing More Accessible

In the past year, we also supported Transport for London in taking important steps to make public transit more accessible. We revamped fare machines which serve customers who ride the London underground.

Now the machines are within easy reach of disabled patrons. Equipped with a simple touch screen display, the machines are simple to operate and maintain. On the inside of the machines, we configured the device software for multiple functions. The machines accept credit, debit or coin payment for Oyster transactions, and offer magnetic ticketing for compatibility with older cards still in use.

Providing Support Services

Supporting the world's most comprehensive transit systems is a demanding job. Cubic is dedicated to effectively managing, monitoring and maintaining London's fare collection equipment, and providing a wide range of technical support services for the entire fare collection system. We provide service for more than 20,000 devices deployed across the massive London underground, rail and bus network, and remote ticketing sites. In addition we support a growing number of retailers that accept the Barclaycard OnePulse.

Our service center handles calls from customers throughout the U.K., including the national rail network. From this center, Cubic's personnel keep its customer's equipment at peak operating condition. Every day, we help ensure that the automated fare collection system, including device-level software, transit gates and ticketing machines, reliably operates for passengers traveling in London and throughout the U.K.

Washington D.C. Area

Cubic continues its more than 32 years of support to the Washington Metropolitan Area Transit Authority. Under a contract modification, Cubic is implementing software and technology upgrades that unite Washington Metropolitan Area rail, park-and-ride, and regional bus systems.

Cubic is migrating the authority's legacy mainframe computer system to one processing platform—the Nextfare central system. It is the hub of Cubic's turnkey fare collection system. Nextfare is an integrated software solution designed to meet all financial collection, clearing and settlement needs of transit operators. Its open architecture allows flexibility in configuration and scale, allowing multiple operators to have the same back-office solution.

When this project is finished, it will complete the system that links nine regional agencies in Maryland and Virginia. This will enable SmarTrip® cardholders to connect their journeys between agencies without having to purchase separate tickets.

New York

The MetroCard system was developed by Cubic for Metropolitan Transit Authority New York City Transit in the early 1990s. We have continued to support, improve and extend the system ever since. It is the nation's largest integrated fare system, allowing a common fare card to be accepted by four participating regional transit operators in the MetroCard network.

Cubic has expanded the fare payment system to all buses operated by the Westchester County Department of Transportation. We have manufactured, tested and installed the system. Now we are providing warranty maintenance services for the automated fare collection system at two Westchester County Department of Transportation bus facilities.

Cubic's technology enables Metropolitan Transit Authority New York City Transit to receive and process revenue data from two bus facilities. All of the accounting, reconciliation and reporting is processed by an existing back-office system previously developed and delivered by Cubic under its original MetroCard contract.



Cubic is extending the MetroCard to Westchester County, giving Bee-Line bus passengers the benefit of easy transfers on New York City buses and the subway.

Port Authority Trans-Hudson

The Port Authority Trans-Hudson Corporation (PATH) and the Port Authority of New York and New Jersey have rolled out a new smart card fare collection system. Developed and supplied by Cubic, the new smart card system makes public transit easier for more than 230,000 daily PATH riders.

Cubic designed the system to expedite travel in the New York/New Jersey region. Because the system meets the latest industry standards for interoperability, the PATH system accepts multiple types of cards. These include the magnetic MetroCard and QuickCard, and the new SmartLink℠ contactless smart card. Eventually smart cards will totally replace the magnetic-stripe technology at PATH turnstiles.

With the SmartLink card, fare transactions are more convenient. Transit patrons can purchase single or multiple fares at the new PATH ticketing machines. In addition, patrons can preload value onto their SmartLink cards via credit card.

Another user-friendly feature is autoload. This enables patrons to have value automatically replenished on their SmartLink card when the balance is low, eliminating the need for change and dollar bills to pay for a fare.

Looking to the future, we configured the PATH system for regional interoperability. This meets the Port Authority's goal to ultimately expand the system and link it to New Jersey Transit, the Metropolitan Transit Authority, the Long Island Rail Road, and Metro North.

Brisbane

Cubic is providing full-service support for Australia's first multimodal smart card system. Developed by Cubic, the new Brisbane system links urban buses, trains and ferries. Cubic designed the regional fare collection and revenue management system for TransLink, the Brisbane area ticketing authority.

TransLink is relying on Cubic for a full spectrum of support services. Cubic is responsible for all ticketing system operations and maintenance, regional clearing and settlement, card management, card distribution, retail agents and cardholder support services for a minimum of 10 years.

Cubic also is delivering an Internet web site. From the site, patrons can check account balances on their smart cards and add value. With Cubic's autoload software feature, card users can top-up or add value to their cards at any fare collection device the next time they ride the transport system.



Nextfare Central System
Customer Service > Card/Patron Search > Details
Serial #: 0020 0001 0589 8429
Class: GO Card CSC
Initialized
04-Dec-2007
Issued
04-Dec-2007
Expires
30-Dec-2009
Patron Address
Patron Phone
Last Transaction
Amount
$ 0.00
Date/Time
Device

Operational in multiple locations, Cubic's NextFare central computer system is the most widely deployed and comprehensive back-office system in use by public transit authorities worldwide.



Our two primary businesses are in the defense and transportation industries. For the year ended September 30, 2007, 72% of sales were derived from defense, while 28% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 54% of sales in 2007 compared to 52% in 2006 and 53% in 2005.

Our defense segment is organized into three market-focused business units: Readiness Systems (formerly known as Training Systems) Business Unit (RSBU), Mission Support Services Business Unit (MSBU), and Communications & Electronics Business Unit (CEBU). The segment is a diversified supplier of constructive, live and virtual military training systems, services and communication systems and products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our services are focused on training mission support, computer simulation training, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance. Our communications products are aimed at intelligence, surveillance, and search and rescue markets. The segment also has a 50% interest in a joint venture which produces components of advanced tactical systems for the U.S. and Israel.

Cubic Transportation Systems develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Consolidated Overview

Sales in fiscal 2007 increased by 8% to $889.9 million compared to $821.4 million in 2006. Sales in 2006 had increased 2% over 2005 sales of $804.4 million. Sales growth in the three year period from 2005 to 2007 all came from our defense segment, while transportation systems sales trended slightly downward during the three year period. Nearly all the growth in defense sales was organic, coming from existing subsidiaries, with an immaterial amount coming from a small strategic acquisition we made in 2006. See the segment discussions following for further analysis of segment sales.

Operating income doubled in fiscal 2007 to $62.1 million from $30.9 million in 2006, after having more than doubled in 2006 from $13.1 million in 2005. The improvement in 2007 came from both segments with transportation systems increasing significantly from a low level in 2006 and defense improving by more than 40%. In fiscal 2006 the primary reason for the improvement was that our transportation business returned to profitability after having incurred an operating loss in fiscal 2005. Defense operating income also increased in 2006, at a slightly better rate than the growth in defense sales. See the segment discussions following for further details of segment operating results.

Net income increased 72% in fiscal 2007 to $41.6 million ($1.56 per share) from $24.1 million ($.90 per share) in 2006. Net income in 2006 had more than doubled from $11.6 million ($0.44 per share) in 2005. Included in 2007 was a gain on the sale of our corrugated box business in the fourth quarter of approximately $0.6 million, after applicable income taxes. We had owned this small business since the 1960's and over the years realized a high rate of return on our investment; however, in recent years competition and raw material prices had driven profit margins down. Since this business is not a part of our core mission, we determined that it was time for us to divest it. Approximately $4.3 million, after applicable income taxes, of the 2006 net income was from a gain on the sale of real estate that had been held for investment purposes for many years, but was sold in the first fiscal quarter of 2006. Reductions in tax contingency reserves accounted for approximately $0.9 million, $1.1 million and $2.8 million, respectively, of the 2007, 2006 and 2005 net income.

The gross margin from product sales improved again in 2007 to 19.6% from 16.0% in 2006, due to improved performance from our defense readiness systems business and the transportation systems segment. The gross margin for product sales had been down to 15.1% in 2005, as a result of cost growth in the transportation systems segment that year. The gross margin from service sales was 16.3% in 2007, compared to 16.9% in 2006 and 18.1% in 2005. The primary cause of the decreasing service gross margin during the three year period was lower sales from a service contract in Europe that had generated higher than average gross margins. This contract was completed in the second quarter of fiscal 2007.

Selling, general and administrative (SG&A) expenses decreased to 10.7% of sales in 2007 compared to 11.8% in 2006 and 13.8% in 2005. SG&A expenses decreased in 2007, to $95.1 million compared to $97.2 million in 2006. SG&A increased in the defense segment due to somewhat higher selling expenses and due to growth of the business, while SG&A decreased in the transportation segment due to cost cutting measures. In 2006 SG&A expenses had decreased $13.5 million from the 2005 level, with the decrease coming from both segments. In 2005, the defense segment had incurred higher than normal selling expenses related to contract proposals, while such activities returned to a more normal level in 2006. Lower transportation systems selling expenses and staffing reductions contributed to reduced SG&A expenses in 2006. In addition, an allowance for doubtful accounts provision of more than $4 million had contributed to higher SG&A expenses in transportation systems in 2005.

Company sponsored research and development (R&D) spending decreased to $5.2 million in 2007, compared to $6.1 million in 2006 and $8.1 million in 2005. Our R&D spending continues to be incurred primarily in connection with customer funded activities. We do not rely heavily on company sponsored R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required development activity in 2007 was $66 million, compared to $64 million in 2006 and $65 million in 2005; however, these costs are included in cost of sales as they are directly related to contract performance.

Interest and dividend income increased in 2007 over both 2006 and 2005 due primarily to higher available cash balances for investment. Other income increased in 2007 over 2006 as a result of foreign currency exchange gains on advances to our foreign subsidiaries. Other income had decreased in 2006 compared to 2005 in part because of lower rental income, resulting from the sale of the real estate mentioned above. Other income in 2005 had also included foreign currency exchange gains on advances to foreign subsidiaries. Interest expense decreased nearly $2 million in 2007 compared to 2006 and 2005 because of a reduction in both short- and long-term borrowings.

Our effective tax rate for 2007 was 36.3% of pretax income compared to 33.6% in 2006 and 3.7% in 2005. Our effective rate in 2007 increased in part because we recorded a provision of $2.6 million for U.S. taxes on a 7 million pound ($14.4 million) dividend from our U.K. subsidiary that was paid in 2007. In December 2006, the U.S. Congress reinstated the Research and Experimentation (R&E) credit retroactive to January 1, 2006. As a result, we recorded a tax benefit of approximately $0.5 million in the first quarter of fiscal 2007 that represents the estimated R&E credit for the nine-month period ended September 30, 2006, which was not previously reflected in our operating results. Tax expense in 2006 had included a provision of $1.6 million for taxes due upon the repatriation of capital to the U.S. from our U.K. subsidiary during the year. The effective rate in 2007, 2006 and 2005 benefited from the reversal of tax contingency provisions amounting to $0.9 million, $1.1 million and $2.8 million, respectively. Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

Defense Segment

Years ended September 30,	2007	2006	2005
		(in millions)	
Defense Segment Sales			
Mission support services (MSBU)	$ **308.0**	$ 262.9	$ 257.0
Readiness systems (RSBU)	**263.4**	228.0	227.9
Communications and electronics (CEBU)	**57.4**	64.6	52.5
Tactical systems and other	**12.3**	7.3	6.0
	$ **641.1**	$ 562.8	$ 543.4
Defense Segment Operating Income			
Mission support services (MSBU)	$ **27.6**	$ 20.6	$ 17.9
Readiness systems (RSBU)	**18.9**	9.7	18.2
Communications and electronics (CEBU)	**(0.7)**	3.9	(4.8)
Tactical systems and other	**(1.6)**	(2.8)	(1.2)
	$ **44.2**	$ 31.4	$ 30.1

As depicted in the table above, sales from our defense segment increased 14% to $641.1 million in 2007, compared to $562.8 million in 2006. Sales in 2006 had increased 4% from 2005 sales of $543.4 million. Higher sales in 2007 came from RSBU and MSBU, while sales from CEBU decreased in comparison to 2006. In 2006 sales from CEBU had increased from the 2005 level, while sales from the other defense business units grew only slightly. The caption "Tactical systems and other" in the table above includes operating results of our 50% owned joint venture company as well as advanced programs for the development of new defense technologies.

Operating income in our defense segment increased to $44.2 million in 2007 from $31.4 million in 2006, a 41% increase. In 2006, operating income had increased 4% from 2005 operating income of $30.1 million. Growth in 2007 operating income came from RSBU and MSBU, while CEBU generated an operating loss for the year. The increase in 2006 operating income was primarily due to a turnaround to profitability from CEBU, which had incurred an operating loss in 2005. MSBU operating income increased in 2006, while RSBU operating income decreased by nearly 50%. The joint venture company incurred operating losses of $1.4 million, $1.9 million and $1.3 million in 2007, 2006 and 2005, respectively, although we expect its performance to improve in 2008 as its revenues increase.

Mission Support Services (MSBU)

MSBU sales increased 17% in 2007, after having increased 2% in 2006 from the 2005 level. The increase in 2007 sales came from the expansion of existing programs and from new contracts won in 2007. Sales were higher by nearly $14 million from the Joint Readiness Training Center (JRTC) contract in Fort Polk, LA, due to an increase in training exercises conducted by the customer. In addition, increased activity from our contract with the Marine Corp. and higher sales from contracts for modeling the effects of weapons of mass destruction added to 2007 sales. Sales growth in 2006 was limited by a reduction of training exercises at the JRTC that decreased sales from that program by about $20 million. The most significant growth in 2006 sales came from contracts for modeling the effects of weapons of mass destruction.

Operating income from MSBU increased 34% in 2007 after increasing 15% in 2006. Higher sales volume and award fees helped to increase profitability in 2007 and improved operating income as a percentage of sales to 8.9%, compared to 7.8% in 2006 and 7.0% in 2005. The most significant increases in 2007 operating income came from the Marine Corp. and JRTC contracts mentioned above. In 2006 a change in the mix of sales to higher profit margin programs helped to improve operating income despite limited sales growth.

Readiness Systems (RSBU)

RSBU sales increased 16% in 2007 over 2006 after having increased only slightly in 2006 from 2005. Most of the increase in 2007 sales compared to 2006 came from air combat training systems, while ground combat training and small arms virtual training systems sales grew slightly. Work continued on the air combat training system contract known as P5 and on a contract for an Australian air combat training system. We are also working on ground combat training ranges in Canada, the Far East and Middle East. In 2006, sales of air combat training systems were also higher when compared to 2005, while both small arms training systems and ground combat training systems sales decreased slightly.

RSBU operating income nearly doubled in 2007 from 2006, back to a level comparable to 2005. The increase in 2007 came from higher profit margins on higher sales of air combat training systems and improvements in profitability of ground combat training systems and small arms training systems. Higher profit margins from a ground combat training system in the Far East were offset by cost growth of more than $5 million on a ground combat training system in the Middle East, while operating income from other ground combat training systems improved slightly. Operating income from small arms training systems improved in 2007 as the development of new weapons simulations systems was completed in 2006, resulting in decreased costs, and because sales increased in 2007. The primary reason for decreased operating income in 2006 was cost growth of $4.6 million on a contract for the development of a ground combat training system in Canada, in addition to the small arms training development costs of $1.9 million mentioned above. Lower sales of small arms training systems further impacted 2006 operating income from this product line.

Communications and Electronics (CEBU)

Sales from CEBU decreased 12% in 2007, after having increased 23% in 2006 from the 2005 level. Sales increased in 2007 from a contract for the supply of data links for unmanned aerial vehicles in the U.K., however, this increase was more than offset by decreases in other data link sales. Several of the data link contracts that had resulted in the sales growth in 2006 neared completion in 2007. Sales of personnel locator systems and power amplifiers also decreased in 2007, after having increased in 2006.

CEBU generated an operating loss of $0.7 million in 2007 due primarily to cost growth of $4.3 million on a contract for the development of new data link technology. Profit margins on other data link contracts were also lower; however, this decrease was partially offset by improved profit margins from sales of power amplifiers and personnel locator systems. In 2006, operating income improved to $3.9 million from the operating loss of $4.8 million incurred in 2005. Operating income in 2006 came primarily from the sale of power amplifiers and data links, in addition to the favorable settlement of a long-standing dispute with a customer during the year, which added $1.2 million to operating income. The operating loss in communications and electronics in 2005 was primarily due to cost growth totaling nearly $5 million on two contracts, one a program for the development of new data link technology and the other a program involving an intelligence application of our data link and receiver technology. In addition, approximately $2 million in overstocked or obsolete surveillance receiver inventory was written down in value to zero in 2005.

Transportation Systems Segment

Years ended September 30,	**2007**	**2006**	**2005**
		(in millions)	
Transportation Segment Sales	**$ 236.6**	$ 243.9	$ 245.8
Transportation Segment Operating Income	**$ 20.1**	$ 2.8	$ (13.8)

Transportation systems sales continued the downward trend of recent years in 2007, decreasing 3% from the 2006 level. Sales in North America and Sweden decreased in 2007 compared to 2006, while sales in Australia and the U.K. increased. Several system installation contracts in North America were either complete or neared completion in 2007, resulting in decreased sales, while progress on a contract in Sweden was slowed due to cost growth, also resulting in lower sales in 2007 than in 2006. Sales in Australia increased due in part to a settlement reached with the customer during the year that increased the value of the contract. In the U.K. sales were lower from a service contract that was phased-out because old ticket issuing equipment was replaced by modern equipment requiring less maintenance; however, this decrease was more than offset by higher sales from other U.K. contracts, including the PRESTIGE contract in London. A major contributor to the increase in U.K. sales was the strength of the British Pound against the U.S. dollar, resulting in the dollar value of sales in the U.K. increasing $10.8 million for the year when compared to average exchange rates experienced in 2006.

In 2006 increased sales from a contract in Sweden helped to offset a decrease in sales from the PRESTIGE contract and from U.K. service contracts. Service sales were lower in the U.K. in 2006 primarily because of the gradual phase-out of ticket issuing equipment mentioned above. In addition, we completed a contract for the maintenance of communications equipment in London at the end of fiscal 2005 which was not renewed in 2006, further impacting service sales.

Operating income in the transportation systems segment improved significantly in 2007 from the low level of 2006. Settlements were reached with three customers, adding $8.6 million to operating income; however, we also added $3.4 million to our estimate of costs to complete two of these contracts, yielding a net improvement to operating income of $5.2 million from these contract settlements. Operating income from the PRESTIGE contract in London increased more than $9 million compared to last year, including bonuses earned for system usage and the effect of a higher currency exchange rate. Currency exchange differences resulted in an improvement in operating income of about $1.8 million from all U.K. contracts, when comparing the 2007 average exchange rate to the 2006 rate. Cost growth on North American system installation contracts in 2007 was about $7.0 million this year compared to approximately $21.0 million last year, helping to improve operating income. Lower operating income from the U.K. service contract mentioned above and from spare parts sales in the U.S. partially offset these improvements. In addition, cost growth from a contract in Sweden totaling more than $6 million for the year also impacted operating income. Higher legal fees in 2007 further reduced operating income for the year by $1.3 million when compared to 2006.

In 2006, improved operating income from contracts in Europe was partially offset by operating losses on contracts in North America and Australia. Projected costs to complete fare collection systems on several North American and one Australian contract increased by approximately $21 million more than had been previously estimated. The primary cause of the cost growth was an increase in engineering hours incurred to complete the projects, in addition to project management costs incurred due to delays in project completion. This compares to cost growth of approximately $28 million on these contracts in 2005. In 2005 we also recorded an allowance of $4.2 million for doubtful collection of an accounts receivable balance with a customer that terminated its contract with us. This provision is included in 2005 SG&A expenses in the consolidated statement of income. We believe that we have substantially performed the requirements of the contract such that this payment is due to us and we believe the termination attempt by this customer is unwarranted.

Backlog

September 30,	2007	2006
	(in millions)	
Total backlog		
Transportation systems	$ 787.3	$ 715.6
Defense		
Mission support services	776.6	366.4
Readiness systems	383.4	285.9
Communications and electronics	56.4	71.9
Tactical systems and other	30.6	38.8
Total defense	1,247.0	763.0
Total	$ 2,034.3	$ 1,478.6
Funded backlog		
Transportation systems	$ 787.3	$ 715.6
Defense		
Mission support services	131.2	112.2
Readiness systems	383.4	285.9
Communications and electronics	56.4	71.9
Tactical systems and other	30.6	38.8
Total defense	601.6	508.8
Total	$ 1,388.9	$ 1,224.4

In addition to the amounts identified above, the company has been selected as a participant in or, in some cases, the sole contractor for several substantial indefinite delivery/ indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received.

Included in the transportation systems backlog at September 30, 2007 is $510 million from to the PRESTIGE fare collection system contract with TfL, through our joint venture company, TranSys. Of this amount $269 million relates to the last five years of the contract (from August 2010 through August 2015) that is subject to a termination for convenience clause in the contract. This termination clause outlines the obligations of the customer should they elect to exercise this contract provision, including penalty payments to TranSys and early payment of the debt, among other requirements. Because of these onerous requirements, we do not believe it would be in the best interests of TfL to terminate the contract early; however, they may do so. The contract is now in its tenth year and the customer must notify TranSys by October 2008 if they should elect to terminate the contract.

Of the increase in transportation systems backlog between September 30, 2006 and September 30, 2007, approximately $49 million was the result of strengthening of the British Pound vs. the U.S. Dollar between those dates.

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is effective for fiscal years beginning after December 31, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, *Accounting for Income Taxes*. The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. We will implement this standard in the first quarter of fiscal 2008, however, we are in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of SFAS 157 on our consolidated results of operations and financial position.

In September 2006, the FASB published SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of those plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end balance sheet and provide additional disclosures. On September 30, 2007, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on our financial condition at September 30, 2007 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on our financial condition at September 30, 2006. SFAS 158's provisions regarding the change in measurement date of postretirement benefit plans are not applicable as we already use a measurement date of September 30 for our pension plans. See Note 8 for further discussion of the effect of adopting SFAS 158 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of SFAS 159 on our consolidated results of operations and financial position.

Liquidity and Capital Resources

Cash flows from operations totaled $69.2 million in 2007, compared to $31.3 million in 2006 and $54.7 million in 2005. A decrease in accounts receivable in each of the three years amounting to $18.1 million, $5.8 million and $38.5 million in 2007, 2006 and 2005, respectively, contributed to the positive cash flows. All of the operating cash flows in 2007 came from the transportation systems segment, while defense cash flows were slightly negative for the year. Both the defense and transportation systems segments generated positive cash flows in 2006 and 2005, with the larger amount contributed by transportation systems in 2006 and by defense in 2005.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2007, this balance was $16.7 million compared to $2.2 million at September 30, 2006.

Cash flows used in investing activities in 2007 included $6.1 million of capital expenditures, partially offset by proceeds of $3.8 million from the sale of our corrugated box business. During 2007 we also invested a net of $18.3 million in financial instruments that are classified as short-term investments. Investing activities in 2006 included capital expenditures of $9.8 million, proceeds from the sale of investment real estate of $8.0 million and the addition of $8.9 million in short-term investments. In 2005, investing activities included $8.3 million of capital expenditures and the liquidation of $6.2 million of short-term investments.

Financing activities in 2007 included the repayment of short term borrowings of $10.0 million and scheduled payments on long-term borrowings of $6.1 million, in addition to the payment of a dividend to shareholders of $4.8 million (18 cents per share). Financing activities in 2006 included scheduled debt payments of $6.1 million, repayment of short-term borrowings of $16.4 million and dividends to shareholders of $4.8 million. In 2005 we borrowed a net $0.7 million on a short-term basis to fund working capital requirements, made scheduled debt payments of $6.1 million and paid dividends to shareholders of $4.8 million.

Accumulated other comprehensive income increased $22.8 million in 2007 because of foreign currency translation adjustments of $9.2 million and a decrease in the recorded liability for our pension plans of $13.6 million. This increases the positive balance in accumulated other comprehensive income to $31.2 million as of September 30, 2007 compared to $8.4 million at September 30, 2006.

The pension plan under-funded balance improved from the September 30, 2006 balance of $32.2 million to $1.5 million at September 30, 2007. This improvement in the funding position can be attributed primarily to a return on plan assets for the year that was higher than our assumed rate of return and to an increase in the discount rate we used to calculate the pension liability. In accordance with Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which we implemented in fiscal 2007, the under-funded balance of $1.5 million is reflected on the balance sheet as a liability at September 30, 2007.

The net deferred tax asset decreased to $18.7 million at September 30, 2007 compared to $26.4 million at September 30, 2006. The primary reason for the decrease is that the effect of recording adjustments to the pension liability through other comprehensive income resulted in a deferred tax liability of $2.7 million at September 30, 2007 compared to a deferred tax asset of $4.7 million at September 30, 2006. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $306 million and a current ratio of 2.8 to 1 at September 30, 2007. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangements we have in the U.K. and New Zealand, we have a committed five year credit facility from a group of financial institutions in the U.S., aggregating $150 million. As of September 30, 2007, $11.1 million of this capacity was used for letters of credit, leaving an additional $138.9 million available. Our total debt to capital ratio at September 30, 2007 was less than 10%. In addition, our cash and short-term investments totaled $100.8 million at September 30, 2007 which exceeded our total debt by $61.9 million.

The following is a schedule of our contractual obligations outstanding as of September 30, 2007:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 38.8	$ 6.1	$ 10.8	$ 9.4	$ 12.5
Interest payments	7.9	2.2	3.2	1.9	0.6
Operating leases	16.8	5.3	6.6	4.0	0.9
Deferred compensation	8.7	0.5	1.1	0.8	6.3
	$ 72.2	$ 14.1	$ 21.7	$ 16.1	$ 20.3

Critical Accounting Policies, Estimates and Judgments

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill and pension costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition

A significant portion of our business is derived from long-term development, production and system integration contracts which we account for consistent with the American Institute of Certified Public Accountants' (AICPA) audit and accounting guide, *Audits of Federal Government Contractors*, and the AICPA's Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. We have accounting policies in place to address these and other complex issues in accounting for long-term contracts.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are recognized when the units of work are completed.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Income Taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements.

We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future. These undistributed earnings totaled approximately $44.5 million at September 30, 2007. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments. Based on this analysis in 2007, we determined that 7 million British pounds ($14.4 million) was excess capital in the U.K. and paid a dividend of that amount to the U.S. parent company.

Valuation of Goodwill

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	2007	2006
	(in millions)	
Defense systems and products	$ 16.9	$ 16.5
Defense services	9.7	9.7
Transportation systems	9.4	8.6
Total goodwill	$ 36.0	$ 34.8

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal 2007, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of ten years. The compound annual growth rates for sales ranged from 4.0% to 8.0% and for operating profit margins ranged from 7.0% to 8.0% for the reporting units, beyond the discrete forecast period. The future cash flows were discounted to present value using a discount rate of 9.4%. We did not recognize any goodwill impairment as a result of performing this annual test. A variance in the discount rate, the estimated sales growth rate or the operating profit margin could have a significant impact on the estimated fair value of the reporting unit and consequently the amount of identified goodwill impairment. For example, a 3% decrease in the assumed operating profit margin in the defense systems and products reporting unit or a 3.5% decrease in the assumed operating profit margin in the transportation systems reporting unit would have resulted in an indication of impairment that would have led us to further quantify the possible impairment and potentially record a charge to write-down these assets.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans in relation to the size of the Company limit the impact any individual assumption changes can have. For example, a 50 basis point change in the assumed rate of return on assets would have changed the pension expense recorded in 2007 by about $0.7 million, before applicable income taxes.

Consolidated Balance Sheets

	September 30, 2007	September 30, 2006
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 73,563	$ 42,380
Short-term investments	27,200	8,874
Accounts receivable:		
Trade and other receivables	13,024	15,686
Long-term contracts	297,792	319,847
Allowance for doubtful accounts	(5,144)	(5,086)
	305,672	330,447
Inventories	27,342	20,209
Deferred income taxes	18,492	19,042
Prepaid expenses and other current assets	21,105	17,117
TOTAL CURRENT ASSETS	473,374	438,069
LONG-TERM CONTRACT RECEIVABLES	16,650	2,200
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	14,601	14,412
Buildings and improvements	46,519	43,779
Machinery and other equipment	84,149	83,301
Leasehold improvements	4,299	5,368
Accumulated depreciation and amortization	(92,317)	(92,296)
	57,251	54,564
OTHER ASSETS		
Deferred income taxes	195	7,360
Goodwill	36,003	34,750
Miscellaneous other assets	9,092	11,128
	45,290	53,238
TOTAL ASSETS	$ 592,565	$ 548,071

See accompanying notes

	September 30, 2007	September 30, 2006
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	$ -	$ 10,000
Trade accounts payable	27,992	23,240
Customer advances	58,412	43,752
Accrued compensation	38,183	37,176
Accrued pension liability	-	6,283
Other current liabilities	31,787	26,919
Income taxes payable	4,905	7,099
Current maturities of long-term debt	6,138	6,078
TOTAL CURRENT LIABILITIES	167,417	160,547
LONG-TERM DEBT	32,699	38,159
OTHER LIABILITIES		
Accrued pension liability	1,530	18,208
Deferred compensation	8,148	7,565
MINORITY INTEREST	-	366
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Preferred stock, no par value:		
Authorized--5,000,000 shares		
Issued and outstanding--none	-	-
Common stock, no par value:		
Authorized--50,000,000 shares		
Issued--35,664,729 shares, outstanding--26,719,663 shares	234	234
Additional paid-in capital	12,123	12,123
Retained earnings	375,299	338,523
Accumulated other comprehensive income	31,184	8,415
Treasury stock at cost--8,945,066 shares	(36,069)	(36,069)
	382,771	323,226
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 592,565	$ 548,071

Consolidated Statements of Income

	Years Ended September 30,		
	2007	2006	2005
	(amounts in thousands, except per share data)		
Net sales:			
Products	$ 517,165	$ 489,286	$ 459,050
Services	372,705	332,100	345,322
	889,870	821,386	804,372
Costs and expenses:			
Products	415,729	411,181	389,555
Services	311,811	276,032	282,986
Selling, general and administrative expenses	95,054	97,166	110,644
Research and development	5,178	6,112	8,083
	827,772	790,491	791,268
Operating income	62,098	30,895	13,104
Other income (expenses):			
Gain on sale of assets	1,052	7,237	-
Interest and dividends	3,431	1,891	1,046
Interest expense	(3,403)	(5,112)	(5,386)
Other income	1,299	433	2,668
Minority interest in loss of subsidiary	771	985	649
Income before income taxes	65,248	36,329	12,081
Income taxes	23,662	12,196	453
Net income	$ 41,586	$ 24,133	$ 11,628
Basic and diluted net income per common share	$ 1.56	$ 0.90	$ 0.44
Average number of common shares outstanding	26,720	26,720	26,720

See accompanying notes

Consolidated Statements of Cash Flows

	Years Ended September 30,		
	2007	2006	2005
		(in thousands)	
Operating Activities:			
Net income	$ 41,586	$ 24,133	$ 11,628
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,854	8,490	8,631
Deferred income taxes	745	514	(7,967)
Provision for doubtful accounts	19	145	4,136
Gain on sale of assets	(1,052)	(7,237)	-
Minority interest in loss of subsidiary	(771)	(985)	(649)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	18,091	5,793	38,480
Inventories	(7,610)	1,577	3,048
Prepaid expenses	(8,048)	(2,051)	(4,865)
Accounts payable and other current liabilities	9,965	(2,112)	12,122
Customer advances	12,181	2,279	(9,893)
Income taxes	(2,741)	155	885
Other items - net	(2,063)	629	(843)
NET CASH PROVIDED BY OPERATING ACTIVITIES	69,156	31,330	54,713
Investing Activities:			
Acquisition of businesses, net of cash acquired	-	(785)	(358)
Proceeds from sale of assets	3,775	8,028	-
Proceeds from sale of marketable securities	241,606	4,000	31,760
Purchases of marketable securities	(259,935)	(12,850)	(25,560)
Purchases of property, plant and equipment	(6,098)	(9,789)	(8,311)
Other items - net	(139)	(513)	(3,256)
NET CASH USED IN INVESTING ACTIVITIES	(20,791)	(11,909)	(5,725)
Financing Activities:			
Change in short-term borrowings	(10,000)	(16,437)	683
Principal payments on long-term debt	(6,112)	(6,052)	(6,069)
Purchases of treasury stock	-	(3)	-
Dividends paid to shareholders	(4,810)	(4,810)	(4,809)
NET CASH USED IN FINANCING ACTIVITIES	(20,922)	(27,302)	(10,195)
Effect of exchange rates on cash	3,740	1,401	(555)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,183	(6,480)	38,238
Cash and cash equivalents at the beginning of the year	42,380	48,860	10,622
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 73,563	$ 42,380	$ 48,860

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share amounts)	Comprehensive Income	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Additional Paid-in Capital	Common Stock
October 1, 2004		$ (36,066)	$ 10,095	$ 312,381	$ 12,123	$ 234
Comprehensive income:						
Net income	$ 11,628	-	-	11,628	-	-
Increase in minimum liability	(4,027)	-	(4,027)	-	-	-
Foreign currency translation adjustment	(3,970)	-	(3,970)	-	-	-
Net unrealized losses from cash flow hedges	(431)	-	(431)	-	-	-
Comprehensive income	$ 3,200					
Cash dividends paid -- $.18 per share of common		-	-	(4,809)	-	-
September 30, 2005		(36,066)	1,667	319,200	12,123	234
Comprehensive income:						
Net income	$ 24,133	-	-	24,133	-	-
Decrease in minimum liability	2,435	-	2,435	-	-	-
Foreign currency translation adjustment	4,321	-	4,321	-	-	-
Net unrealized losses from cash flow hedges	(8)	-	(8)	-	-	-
Comprehensive income	$ 30,881					
Purchase of treasury stock		(3)	-	-	-	-
Cash dividends paid -- $.18 per share of common		-	-	(4,810)	-	-
September 30, 2006		(36,069)	8,415	338,523	12,123	234
Comprehensive income:						
Net income	$ 41,586	-	-	41,586	-	-
Decrease in minimum liability	13,580	-	13,580	-	-	-
Foreign currency translation adjustment	9,189	-	9,189	-	-	-
Net unrealized losses from cash flow hedges	-	-	-	-	-	-
Comprehensive income	$ 64,355					
Cash dividends paid -- $.18 per share of common		-	-	(4,810)	-	-
September 30, 2007		$ (36,069)	$ 31,184	$ 375,299	$ 12,123	$ 234

See accompanying notes

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Organization and Nature of the Business: Cubic Corporation ("Cubic" or "the Company") designs, develops and manufactures products which are mainly electronic in nature, provides government services and services related to products previously produced by Cubic and others. The Company's principal lines of business are defense electronics and transportation fare collection systems. Principal customers for defense products and services are the United States and foreign governments. Transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and a 50% owned joint venture of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. Statements of income and cash flows are translated at the average exchange rates for each year. Transaction gains on advances to foreign subsidiaries amounted to $0.7 million, zero and $1.9 million in 2007, 2006 and 2005, respectively.

Cash Equivalents: The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: The Company has established guidelines pursuant to which its cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. Diversification is achieved by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: Financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates the fair value because of the short-term maturity of these instruments. The fair value of long-term debt is based upon quoted market prices for the same or similar debt instruments and approximates the carrying value of the debt. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of its customers, the Company generally does not require collateral. The Company has limited exposure to credit risk as the Company has historically collected substantially all of its receivables from government agencies. The Company generally requires no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

Short-term investments: Short-term investments include highly liquid, investment grade, institutional money market debt and preferred stock instruments categorized as available-for-sale securities as defined by Statement of Financial Accounting Standards 115, *Accounting for Certain Investments in Debt and Equity Securities.* Any net excess of fair market value over cost would be included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets.

We record short-term investments at fair value. At year end, our investment portfolio included the following:

September 30,	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Money market preferred stock	$ 11,600	$ 11,600	$ -	$ -
Debt securities purchased at auction	15,600	15,600	8,874	8,874
	$ 27,200	$ 27,200	$ 8,874	$ 8,874

Approximately 58% of the securities in our portfolio had contractual maturities greater than five years. The remaining 42% are preferred stock and are therefore perpetual.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method, which approximates current replacement cost. Work in process is stated at the actual production and engineering costs incurred to date, including applicable overhead, and is reduced by charging any amounts in excess of estimated realizable value to cost of sales. Although costs incurred for certain government contracts include general and administrative costs as allowed by government cost accounting standards, the amounts remaining in inventory at September 30, 2007 and 2006 were immaterial.

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Depreciation is provided in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, straight-line methods are used for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. Accelerated methods (declining balance and sum-of-the-years-digits) are used for machinery and equipment over estimated useful lives ranging from five to seven years. Provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $7.9 million, $7.6 million and $8.1 million in 2007, 2006 and 2005, respectively.

Goodwill: Goodwill is evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company's recorded goodwill.

The changes in the carrying amount of goodwill for the two years ended September 30, 2007 are as follows:

	Transportation Segment	Defense Segment	Total
		(in thousands)	
Balances at October 1, 2005	$ 8,150	$ 26,323	$ 34,473
Foreign currency exchange rate changes	465	(188)	277
Balances at September 30, 2006	8,615	26,135	34,750
Foreign currency exchange rate changes	747	506	1,253
Balances at September 30, 2007	$ 9,362	$ 26,641	$ 36,003

Impairment of Long-Lived Assets: The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairments have been recorded for the years ended September 30, 2007, 2006 and 2005.

Deferred Compensation: Deferred compensation includes amounts due under an arrangement under which participating members of management may elect to defer receiving payment for a portion of their compensation until periods after their respective retirements. Interest on such accrued compensation accrues at market rates, 5.75% at September 30, 2007, until such time as it is paid in full.

Comprehensive Income: Comprehensive income and its components are presented in the statement of changes in shareholders' equity. Accumulated comprehensive income (loss) consisted of the following:

September 30,	2007	2006
	(in thousands)	
Adjustment to pension liability	$ 4,947	$ (8,633)
Foreign currency translation	26,237	17,048
	$ 31,184	$ 8,415

The adjustment to the pension liability is shown net of a tax provision of $2.7 million and a tax benefit of $4.7 million at September 30, 2007 and 2006, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

Gain on Sale of Assets: During the fourth quarter of fiscal year 2007, the Company sold its corrugated box business for approximately $3.8 million, resulting in a gain before applicable income taxes of $1.1 million. During the first quarter of fiscal year 2006, the Company sold real estate that had been held for investment purposes for approximately $8 million, resulting in a gain before applicable income taxes of $7.2 million.

Revenue Recognition: Sales and profits under the Company's long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, are recognized using the cost-to-cost percentage of completion method of accounting. Sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, profit is not recognized until progress is demonstrated or contract milestones are reached.

Sales under cost-reimbursement type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings based on the ratio of costs incurred to the estimated total costs at completion. Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are recognized when the units of work are completed.

Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Provisions are made on a current basis to fully recognize any anticipated losses on contracts. Cash received prior to revenue recognition is classified as customer advances on the balance sheet.

Income taxes: The provision for income taxes includes federal, state, local, and foreign taxes. Tax credits, primarily for research and development and export programs are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes. Deferred income taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when the temporary differences are settled or realized. Valuation allowances are established for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions that have been taken on tax returns but have not yet been recognized as expense in the financial statements. Annually the Company evaluates the capital requirements of its foreign subsidiaries and determines the amount of excess capital, if any, that is available for distribution. The Company provides for U.S. taxes on the amount determined to be excess capital available for distribution. The Company has not recognized United States tax expense on $44.5 million of undistributed earnings of its foreign subsidiaries at September 30, 2007, since it intends to reinvest the earnings outside the United States for the foreseeable future.

Earnings Per Share: Per share amounts are based upon the weighted average number of shares of common stock outstanding.

Derivative Financial Instruments: The Company's use of derivative financial instruments is limited to foreign exchange forward and option contracts used to hedge significant contract sales and purchase commitments that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment and to hedge net advances to foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors, and the value of foreign currency denominated receipts from customers. At September 30, 2007, the Company had foreign exchange contracts with a notional value of $96.4 million outstanding.

The Company accounts for derivatives pursuant to SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the ineffective portion of a hedge, and changes in fair values of derivatives that

Note 1—Summary of Significant Accounting Policies
continued

are not considered highly effective hedges are immediately recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the underlying hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are subsequently recognized in earnings when the hedged item affects earnings. Ineffectiveness between the change in fair value of the derivatives and the change in fair value of hedged items was immaterial for the years ended September 30, 2007, 2006 and 2005.

Accounting Standards: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is effective for fiscal years beginning after December 31, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, *Accounting for Income Taxes.* The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The Company will implement the new standard in the first quarter of fiscal 2008; however, management is in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial position.

In September 2006, the FASB published SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of those plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end balance sheet and provide additional disclosures. On September 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at September 30, 2007 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company's financial condition at September 30, 2006. SFAS 158's provisions regarding the change in measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of September 30 for its pension plans. See Note 8 for further discussion of the effect of adopting SFAS 158 on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact of SFAS 159 on its consolidated results of operations and financial position.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of the Company's long-term contracts, estimated discounted cash flows of reporting units used for goodwill impairment testing, and the estimated rates of return and discount rates related to the Company's defined benefit pension plans. Actual results could differ from those estimates.

Risks and Uncertainties: The Company is subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, the Company is subject to audit of incurred costs related to many of its U.S. Government contracts. These audits could produce different results than the Company has estimated; however, the Company's experience has been that its costs are acceptable to the government.

Note 2—Investments in Joint Ventures

The Company is party to a 50/50 joint venture arrangement with the U.S. subsidiary of Rafael Armament Development Authority Ltd. (Rafael), an Israeli company, to manufacture certain of their products for sale to the U.S. and Israeli defense forces. The agreement could require the Company to invest cash up to $15 million and requires Rafael to provide certain of its intellectual property to the joint venture in a royalty-free arrangement. As of September 30, 2007 the Company had invested $4 million in the joint venture. In 2007 the agreement was amended to allow the joint venture to borrow up to $1.7 million each from Rafael and Cubic. As of September 30, 2007 outstanding borrowings under this arrangement amounted to $1.7 million from each party. The joint venture generated sales of $6.4 million, $1.0 million and zero, and incurred operating losses of $1.4 million, $1.9 million and $1.3 million in 2007, 2006 and 2005, respectively.

Under the provisions of FIN 46 *"Consolidation of Variable Interest Entities,"* the Company consolidates the above joint venture, as it is the primary beneficiary of the joint venture arrangement. Minority interest in the net loss from this business is reflected in the consolidated income statements and minority interest in the net assets of the joint venture is included in the consolidated balance sheets.

The Company owns 37.5% of the common stock of Transaction Systems Limited (TranSys), an unconsolidated joint venture company in the United Kingdom. This joint venture company was formed to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), the purpose of which is to outsource most of the functions of the Transport for London (TfL) fare collection system for a period of seventeen years. In August 1998, TranSys was awarded the contract and began operations. Cubic and the other parties to the joint venture participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the joint venture partners and the joint venture provides for the pass-through of virtually all revenues from TfL to the joint venture partners. As a result, TranSys has operated on a break-even basis and is expected to continue to do so. If TranSys were to eventually generate a net income or loss, the joint venture partners would share in this income or loss in accordance with their percentage ownership in the joint venture. The Company's investment in the joint venture is immaterial.

TfL elected to finance the project through private financing rather than incurring public debt. Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. During the first four years of the project, through August 2002, the banks provided financing to TranSys totaling 200 million British Pounds (approximately $409 million). Debt servicing began in 2003 and will continue until the debt is fully paid in 2013. This debt is guaranteed by TfL and is nonrecourse to the joint venture partners.

The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture, including TfL, the banks and the joint venture partners. The joint venture partners have also provided similar performance guarantees to the same parties and to Cubic.

Summarized unaudited financial information for this unconsolidated joint venture is as follows:

September 30,	**2007**	**2006**
	(in millions)	
Balance Sheets:		
Cash	$ **66.10**	$ 55.6
Other current assets	**121.4**	73.0
Noncurrent unbilled contract accounts receivable	**222.5**	229.4
Total Assets	$ **410.0**	$ 358.0
Current liabilities	**66.4**	49.8
Long-term debt	**343.6**	308.2
Equity	**-**	-
Total Liabilities and Equity	$ **410.0**	$ 358.0

Years ended September 30,	**2007**	**2006**	**2005**
		(in millions)	
Statement of Operations:			
Sales	$ **210.8**	$ 118.6	$ 132.0
Operating profit	$ **-**	$ -	$ -
Net income	$ **-**	$ -	$ -

Note 3—Accounts Receivable

The components of accounts receivable under long-term contracts are as follows:

September 30,	2007	2006
	(in thousands)	
U.S. Government Contracts:		
Amounts billed	$ 55,362	$ 36,146
Recoverable costs and accrued profits on progress completed--not billed	61,620	62,986
	116,982	99,132
Commercial Customers:		
Amounts billed	45,692	35,069
Recoverable costs and accrued profits on progress completed--not billed	151,768	187,846
	197,460	222,915
	314,442	322,047
Less unbilled amounts not currently due--commercial customers	(16,650)	(2,200)
	$ 297,792	$ 319,847

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that substantially all of the unbilled portion of receivables identified as current assets will be billed and collected under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2008.

Note 4—Inventories

Inventories are classified as follows:

September 30,	2007	2006
	(in thousands)	
Finished products	$ 240	$ 563
Work in process and inventoried costs under long-term contracts	25,005	16,194
Materials and purchased parts	2,097	3,452
	$ 27,342	$ 20,209

At September 30, 2007 and 2006, work in process and inventoried costs under long-term contracts included approximately $8.4 million and $7.7 million, respectively, in costs incurred outside the scope of work on several contracts in the defense segment. Management believes it is probable these costs, plus a profit margin, will be recovered under contract change orders within the next year.

Note 5—Financing Arrangements

Long-term debt consists of the following:

September 30,	2007	2006
	(in thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	$ 28,000	$ 32,000
Unsecured note payable to an insurance company, with annual principal payments of $1,429,000 due in November. Interest at 6.11% is payable semiannually in November and May.	2,857	4,286
Mortgage note from a UK financial institution, with quarterly installments of principal and interest at 6.5%	7,980	7,951
	38,837	44,237
Less current portion	(6,138)	(6,078)
	$ 32,699	$ 38,159

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture. As consideration for the performance guarantee, the Company has agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2007, the most restrictive covenant under these agreements leaves consolidated retained earnings of $173 million available for the payment of dividends to shareholders, purchases of the Company's common stock and other charges to shareholders' equity. To date, there have been no covenant violations.

The Company maintains a short-term borrowing arrangement totaling 10 million British pounds (equivalent to approximately $20.5 million) with a U.K. financial institution to help meet the short-term working capital requirements of its subsidiary, Cubic Transportation Systems Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand, and bear interest at the bank's base rate, as defined, plus one percent. At September 30, 2007, no amounts were outstanding under this borrowing arrangement.

The Company maintains a short-term borrowing arrangement in New Zealand totaling $0.5 million New Zealand dollars (equivalent to approximately $0.4 million) to help meet the short-term working capital requirements of its subsidiary in that country. At September 30, 2007, no amounts were outstanding under this borrowing arrangement.

The Company has a $150 million revolving line of credit arrangement with a group of U.S. banks which expires in March 2010. Commitment fees associated with this financing arrangement are 0.15% of the unutilized balance per annum. As of September 30, 2007 the Company had no short-term debt outstanding under this line of credit and $11.1 million in outstanding letters of credit.

Maturities of long-term debt for each of the five years in the period ending September 30, 2012, are as follows: 2008 – $6.1 million; 2009 – $6.1 million; 2010 – $4.7 million; 2011 – $4.7 million; 2012 – $4.7 million.

Interest paid amounted to $3.6 million, $4.7 million, and $5.5 million in 2007, 2006 and 2005, respectively.

As of September 30, 2007 the Company had letters of credit and bank guarantees outstanding totaling $57.5 million, which guarantee either the Company's performance or customer advances under certain contracts. In addition, the

Note 5—Financing Arrangements
continued

Company had financial letters of credit outstanding totaling $7 million as of September 30, 2007, which primarily guarantee the Company's payment of certain self-insured liabilities. The Company has never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, the fair value of these instruments is estimated to be zero.

The Company's self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims primarily related to a business the Company sold in 1993. Under these arrangements, the Company self-insures only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $3.3 million and $3.0 million as of September 30, 2007 and 2006, respectively.

Note 6—Commitments

The Company leases certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2015. These leases, some of which may be renewed for periods up to 10 years, generally require the lessee to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $6.7 million, $6.9 million, and $6.8 million in 2007, 2006 and 2005, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2007 (in thousands):

2008	$ 5,302
2009	4,028
2010	2,555
2011	2,227
2012	1,767
Thereafter	940
	$ 16,819

Note 7—Income Taxes

Significant components of the provision for income taxes are as follows:

Years ended September 30,	2007	2006	2005
		(in thousands)	
Current:			
Federal	$ 9,695	$ 4,623	$ 725
State	2,793	1,526	1,224
Foreign	10,429	5,533	6,471
Total current	22,917	11,682	8,420
Deferred (credit):			
Federal	670	(594)	(5,534)
State	352	325	(1,274)
Foreign	(277)	783	(1,159)
Total deferred	745	514	(7,967)
Total income tax expense	$ 23,662	$ 12,196	$ 453

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2007	2006
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	$ 7,608	$ 6,523
Additional minimum pension liability	-	4,650
Allowance for doubtful accounts	1,896	2,265
Long-term contracts and inventory valuation	8,401	9,142
Allowances for loss contingencies	4,257	4,371
Deferred compensation	3,205	3,123
Book over tax depreciation	2,155	1,594
Other	-	534
Deferred tax assets	27,522	32,202
Deferred tax liabilities:		
Adjustment to pension liability	2,665	-
Amortization of goodwill and intangibles	2,972	2,652
Prepaid expenses	1,925	1,740
State taxes	975	1,276
Other	298	132
Deferred tax liabilities	8,835	5,800
Net deferred tax asset	$ 18,687	$ 26,402

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2007	2006	2005
		(in thousands)	
Tax at federal statutory rate	$ 22,837	$ 12,715	$ 4,228
State income taxes (benefit), net of federal tax effect	2,044	1,203	(32)
Income exclusion on export sales	(192)	(727)	(437)
Nondeductible expenses	157	292	291
Reversal of reserve accrued for tax contingencies	(911)	(1,060)	(2,788)
Tax effect from foreign earnings repatriation	2,626	1,660	-
Tax effect from foreign subsidiaries	(1,368)	(866)	(647)
Tax credits and other	(1,531)	(1,021)	(162)
	$ 23,662	$ 12,196	$ 453

The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. As of September 30, 2007, the Company's open tax years in significant jurisdictions include 2004-2007 in both the U.S. and the U.K. The Company believes it has adequately provided for uncertain tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition. As of September 30, 2007 and 2006 the Company had income tax reserves of $5.4 million and $5.6 million, respectively, included in Income Taxes Payable.

As indicated in the table above, in 2007, 2006 and 2005 the Company was able to reverse $0.9 million, $1.1 million and $2.8 million, respectively, of tax reserves established in previous years due to the resolution of uncertain tax issues.

The Company made income tax payments, net of refunds, totaling $26.2 million, $11.6 million and $6.9 million in 2007, 2006 and 2005, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2007	2006	2005
		(in thousands)	
United States	$ 33,412	$ 17,346	$ (1,151)
Foreign	31,836	18,983	13,232
Total	$ 65,248	$ 36,329	$ 12,081

Management evaluates the Company's capital requirements in its foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the business. U.S. taxes are provided on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. In 2007, it was determined that 7 million British Pounds ($14.4 million) in the U.K. business was excess capital and a dividend of that amount was paid to Cubic Corp. by the U.K. subsidiary in 2007. U.S. taxes provided on this excess capital amounted to $2.6 million in 2007. The remainder of the capital in the Company's European operations is considered indefinitely reinvested; therefore, no additional amount for taxes due upon repatriation has been provided.

Undistributed earnings of all the Company's foreign subsidiaries amounted to approximately $44.5 million at September 30, 2007. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. Determination of the total amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Note 8—Pension, Profit Sharing and Other Retirement Plans

The Company has profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over five years. More than half of the Company contributions to these plans are discretionary with the Board of Directors. Company contributions to the plans aggregated $13.6 million, $11.6 million and $11.5 million in 2007, 2006 and 2005, respectively. Beginning in January 2007, the Company replaced the defined benefit pension plan accruals for U.S. employees covered by that plan with a company match of employees' contributions up to 3% of their qualified pay, under the existing defined contribution 401(k) plan.

Approximately one-half of the Company's non-union employees in the U.S. are covered by a noncontributory defined benefit pension plan. The Company amended the plan to freeze plan benefits as of December 31, 2006 ("curtailment"). The effect of the curtailment is that no new benefits will be accrued after that date. The financial impact of this curtailment is reflected in the following disclosures. Approximately one-half of the Company's European employees are covered by a contributory defined benefit pension plan. The Company's funding policy provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. We use September 30 as the measurement date for these plans.

On September 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158, which require it to recognize assets for any pension plans that are overfunded and liabilities for any underfunded plans as of September 30, 2007, with a corresponding noncash adjustment to accumulated other comprehensive income, net of tax, in shareholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation (PBO) of the plan. The adjustment to shareholders' equity represents the net unrecognized actuarial losses which were previously netted against the plan's funded status on the consolidated balance sheet in accordance with SFAS 87. The adjustment also includes the elimination of the minimum pension liability and intangible asset that had been recorded prior to its adoption.

The unrecognized amounts recorded in accumulated other comprehensive income will be subsequently recognized as net periodic pension cost, consistent with the Company's historical accounting policy for amortizing those amounts. Actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods will be recognized as increases or decreases in other comprehensive income, net of tax, in the period they arise. Actuarial gains and losses recognized in other comprehensive income are adjusted as they are subsequently recognized as a component of net periodic pension cost.

The incremental impact of adopting the provisions of SFAS 158 on the consolidated balance sheet at September 30, 2007 is presented in the following table. The adoption of SFAS 158 had no effect on the statements of income or cash flows for the three years in the period ended September 30, 2007, and will not affect the Company's operating results in future periods. Had the Company not been required to adopt SFAS 158 at September 30, 2007, it would have recognized an additional minimum pension liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled "Before adoption of SFAS 158."

	Before adoption of SFAS 158	Adjustments September 30, 2007	After adoption of SFAS 158
		(in thousands)	
Accrued pension liability	$ 10,246	$ (8,716)	$ 1,530
Deferred income taxes	21,738	(3,051)	18,687
Accumulated other comprehensive income	25,519	5,665	31,184

Note 8—Pension, Profit Sharing and Other Retirement Plans
continued

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans:

September 30,	2007	2006
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	$ 168,500	$ 158,008
Service cost	5,056	8,041
Interest cost	9,580	8,930
Actuarial gain	(21,405)	(506)
Curtailment	-	(7,416)
Participant contributions	1,185	1,081
Gross benefits paid	(4,585)	(3,285)
Foreign currency exchange rate changes	5,744	3,647
Net benefit obligation at the end of the year	164,075	168,500
Change in plan assets:		
Fair value of plan assets at the beginning of the year	136,345	116,906
Actual return on plan assets	19,209	13,125
Employer contributions	6,372	6,506
Participant contributions	1,185	1,081
Gross benefits paid	(4,584)	(3,285)
Administrative expenses	(693)	(566)
Foreign currency exchange rate changes	4,711	2,578
Fair value of plan assets at the end of the year	162,545	136,345
Unfunded status of the plans	(1,530)	(32,155)
Unrecognized net actuarial (gain) loss	(7,612)	21,308
Unrecognized prior service cost	-	7
Net amount recognized	$ (9,142)	$ (10,840)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued pension liability	$ (1,530)	$ (24,130)
Intangible asset	-	7
Accumulated other comprehensive loss related to minimum pension liability - pretax	-	13,283
Accumulated other comprehensive income related to unrecognized net actuarial gains - pretax	(7,612)	-
Net amount recognized	$ (9,142)	$ (10,840)
Amounts recognized in Accumulated OCI		
Liability adjustment to OCI	$ 7,612	$ (13,283)
Deferred tax asset (liability)	(2,665)	4,650
Accumulated other comprehensive income (loss)	$ 4,947	$ (8,633)

At September 30, 2007, prior to adoption of SFAS 158, the consolidated balance sheet included a pretax additional minimum pension liability of $1.1 million related to one of our pension plans. At September 30, 2006, the comparable amount was $13.3 million. These liabilities were calculated on a plan-by-plan basis, and were required if the accumulated benefit obligation (ABO) of the plan exceeded the fair value of the plan assets and the plan's accrued pension liabilities. This previously recorded minimum pension liability was eliminated upon adoption of SFAS 158. The ABO for all defined benefit pension plans was approximately $152.6 million at September 30, 2007.

For the defined benefit pension plan in which the ABO was in excess of the fair value of plan assets, the PBO, ABO and fair value of plan assets were as follows:

September 30,	2007	2006
	(in thousands)	
Projected benefit obligation	$ 102,162	$ 102,595
Accumulated benefit obligation	102,162	102,454
Fair value of plan assets	101,816	89,164

The components of net periodic pension cost were as follows:

Years ended September 30,	2007	2006	2005
		(in thousands)	
Service cost	$ 5,056	$ 8,041	$ 7,347
Interest cost	9,581	8,930	7,902
Expected return on plan assets	(11,323)	(9,687)	(8,216)
Amortization of:			
Prior service cost	7	27	26
Actuarial loss	458	2,393	1,565
Curtailment charge	-	131	-
Administrative expenses	114	127	99
Net pension cost	$ 3,893	$ 9,962	$ 8,723

Years ended September 30,	2007	2006	2005
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	6.2%	5.6%	5.5%
Rate of compensation increase	4.4%	4.5%	4.5%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	5.6%	5.4%	6.0%
Expected return on plan assets	8.1%	8.2%	8.2%
Rate of compensation increase	4.5%	4.5%	4.1%

The Company's pension plans weighted average asset allocations by asset category as of September 30 were as follows:

	2007	2006
Equity securities	74%	73%
Debt securities	21%	22%
Real estate	4%	4%
Other	1%	1%
Total	100%	100%

The Company has the responsibility to formulate the investment policies and strategies for the plans' assets. The overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve benefit security for the plans' participants, and minimize the necessity of Company contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

The Company does not involve itself with the day-to-day operations and selection process of individual securities and investments, and, accordingly, has retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. The Company provides each investment manager with specific investment guidelines relevant to its asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2007:

Asset Category	Allocation Range
Equity securities	50% to 85%
Debt securities	10% to 60%
Other, primarily cash and cash equivalents	0% to 15%

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2007 and 2006.

The Company expects to contribute approximately $3.5 million to its pension plans in 2008.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Expected future benefit payments:

2008	$ 4,699
2009	5,162
2010	5,613
2011	6,024
2012	6,439
2013-2017	38,724

Note 9—Legal Matters

In 1991, the government of Iran commenced an arbitration proceeding against the Company seeking $12.9 million for reimbursement of payments made for equipment that was to comprise an Air Combat Maneuvering Range pursuant to a sales contract and an installation contract executed in 1977, and an additional $15 million for unspecified damages. The Company contested the action and brought a counterclaim for compensatory damages of $10.4 million. In May 1997, the arbitral tribunal awarded the government of Iran $2.8 million, plus simple interest at the rate of 12% per annum from September 21, 1991 through May 5, 1997. In December 1998, the United States District Court granted a motion by the government of Iran confirming the arbitral award but denied Iran's request for additional interest and costs. Both parties have appealed. In October 2004, the 9th Circuit Court of Appeals issued a decision in the case of two interveners who are attempting to claim an attachment on the amount that was awarded to Iran in the original arbitration. The Court denied one of the intervener's liens but confirmed the second one's lien. Iran asked the U.S. Supreme Court to review the 9th Circuit decision and to void the initial judgment against it. In 2006, the Supreme Court returned the case to the 9th Circuit for reconsideration, suggesting that the claimed lien cannot be enforced. The Court of Appeal then ruled that the lien was valid under the Terrorism Risk Insurance Act. We believe that Iran will seek further review from the Supreme Court; therefore, while the dispute between Iran and Cubic is on hold in the 9th Circuit the obligation upon Cubic to pay is stayed. Under current United States law and policy, any payment to the Revolutionary Government of Iran must first be licensed by the U.S. government. The Company is unaware of the likelihood of the U.S. government granting such a license. The Company is continuing to pursue its appeal in the 9th Circuit case against Iran, and management believes that a license from the U.S. government would be required in any case to make payment to or on behalf of Iran. However, in light of the 9th Circuit Court's decision in the related intervener's case, in 2004 the Company established a reserve of $6 million for the estimated potential liability and will continue to accrue interest on this amount until the ultimate outcome of the case is determined.

In January 2005, a bus fare collection system customer in North America issued a "cure notice" to the Company, alleging that its performance was not in accord with the contract. After unsuccessful negotiations with the customer, in March 2005, the Company filed for a temporary restraining order requesting that the customer be restrained from further interfering with the Company's performance and from issuing a termination notice. The next business day, the customer issued a letter terminating the contract for default. In April 2005, the customer filed a claim for breach of contract, seeking damages for "all actual, consequential and liquidated damages sustained" as well as attorney's fees. The contract limits liability to the contract value of $8.2 million, but the customer appears to be attempting to avoid that limitation. In May 2005, the Company filed an answer and general denial and subsequently filed a verified petition alleging breach of contract and other substantive claims, claiming the amount owed under the contract of $4.2 million, plus interest and attorney's fees. Management believes that both the customer's default notice and claim for damages are unsupported and the Company is vigorously defending against the allegations. Based on the advice of counsel, management believes the Company had substantially completed the contract prior to termination and that the remaining contract value is due and that the Company will prevail at trial; therefore, no liability has been recorded for the former customer's claim as of September 30, 2007. However, due to the uncertainty of collecting the outstanding receivable balance an allowance for doubtful accounts of $4.2 million was established and all costs incurred in the performance of the contract and costs incurred outside the scope of the contract were expensed in the year ended September 30, 2005.

In June 2005, a company that Cubic had an alleged agreement with, to potentially bid on a portion of automated fare collection contracts, filed a court claim for breach of contract, fraud, negligent misrepresentation, theft of trade secrets, and other related allegations. The claim seeks $15.0 million in compensatory damages, punitive damages, disgorgement of profits and a permanent injunction. The claim is now in arbitration. Based on information currently available, management believes there is no merit to the claim and that it will prevail in this matter. Therefore, no liability has been recorded as of September 30, 2007.

From time-to-time, agencies of the U.S. and foreign governments may investigate whether the Company's operations are being conducted in accordance with applicable regulatory requirements. Such investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon the Company, or could lead to suspension or debarment from future government contracting. Government investigations often take years to complete and most result in no adverse action against the Company.

The Company is not a party to any other material pending proceedings and management considers all other matters to be ordinary proceedings incidental to the business. Management believes the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on the Company's financial position.

Note 10—Business Segment Information

Description of the types of products and services from which each reportable segment derives its revenues: The Company has two primary business segments: transportation systems and defense. The transportation systems segment designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. The defense segment performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment, computer simulation training, development of training doctrine, and field operations and maintenance. Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, avionics systems, power amplifiers and receivers.

Measurement of segment profit or loss and segment assets: The Company evaluates performance and allocates resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify the Company's reportable segments: The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop and manufacture distinct products with different customer bases.

Business segment financial data is as follows:

Years ended September 30,	2007	2006	2005
		(in millions)	
Sales:			
Transportation systems	$ 236.6	$ 243.9	$ 245.8
Defense	641.1	562.8	543.4
Other	12.2	14.7	15.2
Total sales	$ 889.9	$ 821.4	$ 804.4
Operating income:			
Transportation systems	$ 20.1	$ 2.8	$ (13.8)
Defense	44.2	31.4	30.1
Unallocated corporate expenses and other	(2.2)	(3.3)	(3.2)
Total operating income	$ 62.1	$ 30.9	$ 13.1
Assets:			
Transportation systems	$ 170.6	$ 207.8	$ 202.6
Defense	293.1	255.1	249.7
Corporate and other	128.9	85.2	95.0
Total assets	$ 592.6	$ 548.1	$ 547.3
Depreciation and amortization:			
Transportation systems	$ 2.2	$ 2.6	$ 3.2
Defense	6.1	5.3	4.9
Corporate and other	0.5	0.6	0.5
Total depreciation and amortization	$ 8.8	$ 8.5	$ 8.6
Expenditures for long-lived assets:			
Transportation systems	$ 1.8	$ 0.9	$ 3.2
Defense	4.3	8.5	4.5
Corporate and other	-	0.4	0.6
Total expenditures for long-lived assets	$ 6.1	$ 9.8	$ 8.3

Years ended September 30,	2007	2006	2005
		(in millions)	
Geographic Information:			
Sales (a):			
United States	$ 606.6	$ 566.8	$ 531.5
United Kingdom	153.1	120.2	119.9
Canada	26.5	28.6	44.4
Far East	43.4	26.1	23.6
Other	60.3	79.7	85.0
Total sales	$ 889.9	$ 821.4	$ 804.4

(a) Sales are attributed to countries or regions based on the location of customers.

Long-lived assets, net:			
United States	$ 48.0	$ 48.3	$ 45.2
United Kingdom	14.1	12.5	12.9
Other foreign countries	2.0	1.8	2.7
Total long-lived assets, net	$ 64.1	$ 62.6	$ 60.8

Defense segment sales include $484.4 million, $427.2 million and $426.9 million in 2007, 2006 and 2005, respectively, of sales to U.S. Government agencies. No other single customer accounts for 10% or more of the Company's revenue.

Note 11—Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended September 30, 2007 and 2006:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2007				
Net sales	**$ 202,935**	**$ 230,041**	**$ 233,749**	**$ 223,145**
Operating income	**11,691**	**17,799**	**16,560**	**16,048**
Net income	**8,325**	**11,211**	**11,177**	**10,873**
Net income per share	**0.31**	**0.42**	**0.42**	**0.41**
Fiscal 2006				
Net sales	$ 195,041	$ 206,639	$ 214,954	$ 204,752
Operating income	8,566	1,525	10,319	10,485
Net income	10,509	729	5,976	6,919
Net income per share	0.39	0.03	0.22	0.26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 8 in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employers Accounting for Defined Benefit Pensions and Other Postretirement Plans*, an amendment to SFAS No. 87, 88, 106, and 132(R) during the year ended September 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cubic Corporation's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, CA

November 30, 2007

Report of Management

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria in Internal Control – Integrated Framework, issued by the COSO. The Company's internal control over financial reporting as of September 30, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which follows.

Walter J. Zable
Chairman of the Board
President and Chief Executive Officer

William W. Boyle
Senior Vice President and
Chief Financial Officer

Mark A. Harrison
Vice President and
Corporate Controller

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited Cubic Corporation's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2007 and 2006, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007 of Cubic Corporation and our report dated November 30, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, California

November 30, 2007

Directors

Walter J. Zable
Director
Chairman of the Board, President and Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

William W. Boyle
Director
Senior Vice President and Chief Financial Officer
(Executive Committee)

Raymond L. de Kozan
Director
Senior Group Vice President

Robert T. Monagan
Director
Counselor
(Executive Compensation Committee, Nominating Committee, Audit and Compliance Committee)

Raymond E. Peet
Lead Director
Vice Admiral, USN, Retired
(Executive Committee, Nominating Committee, Audit and Compliance Committee, Executive Compensation Committee)

Robert S. Sullivan
Director
Dean of the Rady School of Management, University of California, San Diego
(Executive Compensation Committee, Audit and Compliance Committee)

John H. Warner, Jr.
Director
Retired Executive Vice President and Director, Science Applications International Corporation
(Audit and Compliance Committee)

Robert D. Weaver
Director
Private Investor
Retired Partner, Deloitte & Touche LLP
(Audit and Compliance Committee)

Officers

Walter J. Zable
Chairman of the Board, President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President
Chairman of Transportation Systems

William W. Boyle
Senior Vice President and Chief Financial Officer

Raymond L. de Kozan
Senior Group Vice President

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary, General Counsel

Daniel A. Jacobsen
Vice President Ethics and Compliance

Kenneth A. Kopf
Vice President and Chief Legal Officer

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and Corporate Development

Gregory L. Tanner
Treasurer

Office of the C.E.O.

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and Chief Financial Officer

Raymond L. de Kozan
Senior Group Vice President

Shareholder Information

Listing
American Stock Exchange (Amex)

Symbol
CUB

Shareholders of Record at September 30, 2007
1,018

Registrar and Transfer Agent
American Stock Transfer and Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, web site or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

Auditors
Ernst & Young LLP

Cubic's Shareholder Communications

Web Site
www.cubic.com

Click on "Investor Info" for

- Corporate governance information
- Company ethics policy
- Contact information
- Annual reports

Investor Line
(858) 505-2222

Annual Meeting
The 2008 Annual Meeting will be held in the main conference room at Cubic's headquarters.

Location
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Date and Time
February 26, 2008
11:30 a.m. Pacific Standard Time

Shareholders of record on January 4, 2008 are being sent formal notice of the meeting, together with the proxy form and statement.

Cubic will furnish its 2007 Annual Report on Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or e-mail.

Mailing Address
Investor Relations
Diane L. Dyer
9333 Balboa Avenue
San Diego, California 92123

E-mail Address
investor.relations@cubic.com

Corporate Information and Regional Offices

Cubic Defense

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780 • 858-505-1523 Fax

Philip L. Heltman
Senior Vice President, Operations

Tom Echols
Vice President, Business Operations

Readiness Systems

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780 • 858-505-1523 Fax

Raymond C. Barker
Senior Vice President & General Manager

Simulation Systems Division

2001 W. Oak Ridge Road
Orlando, FL 32809-3803
407-859-7410 • 407-855-4840 Fax

Theresa W. Kohl
Vice President & General Manager

Cubic Field Services Canada, LTD

Suite 402, 222 Queen Street
Ottawa Ontario K1P 5V9
613-233-5523 • 613-563-4284 Fax

Robert T. Reilander
President

Cubic Defense New Zealand

P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, New Zealand
011-64-9-379-0360 • 011-64-9-373-9799 Fax

Ernie L. Armijo
General Manager

Cubic Defense Singapore

51 Goldhill Plaza #07-05
Singapore 308900
011-65-6258-9877 • 011 65-6356-2433 Fax

Thomas Scott
Managing Director

Communications & Electronics

Communications & Avionics
C4ISR Systems
9333 Balboa Avenue
San Diego, CA 92123
858-505-2042 • 858-505-1591 Fax

Richard M. Lober
Senior Vice President & General Manager

Mission Support Services

Cubic Applications, Inc. (CAI)

Cubic Worldwide Technical Services, Inc. (CWTS)

4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275 • 360-493-6195 Fax

Jimmie L. Balentine
President & CEO

Ruth Van Sickle
Executive Vice President

Defense Modernization Division

5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-415-1600 • 703-415-1608 Fax

Larry G. Smith
Vice President & General Manager

Operations Support Division

One Enterprise Parkway, Suite 100
Hampton, VA 23666
757-722-0717 • 757-722-2585 Fax

Richard D. Bristow
Vice President & General Manager

12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500 • 407-275-0200 Fax
Orlando, FL 32826

Leonard M. Supko
Program Manager

Information Operations Division

Liberty Station, Bldg. 901
2280 Historic Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax

Alan D. Sargeant
Vice President & General Manager

Threat Technologies Division

5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-924-3050 • 703-924-3070 Fax

Jon D. Neasham
Vice President & General Manager

6 Eleventh Avenue, Suite H-3
Shalimar, FL 32579
(850) 609-1600 • Fax (850) 609-0100

Richard L. Dickson
Program Manager

Training & Education Division

426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782 • 913-651-5437 Fax

John R. Schmader
Vice President & General Manager

Worldwide Technical Services Division

Liberty Station, Bldg. 901
2280 Historic Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax

Kevin J. Hayes
Vice President & General Manager

JRTC Mission Support

P.O. Box 3904
Fort Polk, LA 71459
337-531-1858 • 337-535-1378 Fax

William C. David
Vice President & Program Manager

Cubic Advanced Tactical Systems, LLC

2001 W. Oak Ridge Road, Suite 200
Orlando, FL 32809
407-206-3886 • 407-206-3887 Fax

Michael L. Kelly
President & CEO

eAccess, LLC

4285 Ponderosa Ave.
San Diego, CA 92123
858-505-2219

Robert A. Kraft
President & CEO

Legislative Affairs

Washington, D.C.

Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax

Jack W. Liddle
Senior Vice President

Business Development Operations

Washington, D.C.

Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax

William M. Steele
Senior Vice President & General Manager

London

Derwent House
Kendal Avenue, Park Royal
London W3 OXA UK
011-44-208-896-6402
011-44-208-992-8072 Fax

David A. Williams
Regional Director

Brussels

Cubic Corporation
Ave Louise 149/24
Brussels, 1050
Belgium
011-32-2-535-7568 • 011-32-2-535-7575 Fax

Michael W. David
Vice President
International Operations

Cubic Transportation Systems

Worldwide Headquarters

Cubic Transportation Systems, Inc.
5650 Kearny Mesa Road
San Diego, CA 92111
USA
858-268-3100
858-292-9987 Fax

Walter C. Zable
Chairman

Raymond L. de Kozan
Executive Director

Richard Wunderle
Senior Vice President of Business Operations

Walt Bonneau, Jr.
Senior Vice President of Technology & Marketing

David M. Lapczynski
Senior Vice President of Service & Production

Stephen O. Shewmaker
Senior Vice President of European Operations

Worldwide Production Center

1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-1108 Fax

Australia Operations

Cubic Transportation Systems, Inc. (Australia) PTY Limited
3/11 Palmer Place, Murarrie
Queensland 4172
Australia
+61-7-3907-3900
+61-7-3907-3985 Fax

Basil Kypriadakis
General Manager

North America Operations

U.S. Regional Offices

New York
245 West 17th Street
8th Floor
New York, NY 10011
212-255-1810
212-727-8394 Fax

Richard Trenery
Vice President, Northeast Region

Washington, D.C.
3810 Concorde Pkwy
Suite 700
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax

Atlanta
470 Armor Drive
Atlanta, GA 30324
404-724-2205
404-724-2209 Fax

Los Angeles Maintenance Facility/ Customer Service Center
918 W. Venice Blvd.
Los Angeles, CA 90015
213-749-7901
213-749-7932 Fax

European Operations

European Headquarters

Cubic Transportation Systems Limited
Automated Fare Collection House/
Worldwide Customer Services
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
United Kingdom
44-1737-782200
44-1737-789759 Fax

Raymond L. de Kozan
Chairman

Stephen O. Shewmaker
Managing Director

Maintenance Center
8 Gatton Park Business Centre
Wells Place, Merstham
Redhill, Surrey, RH1 3DR
United Kingdom
44-1737-782200
44-1737-648501 Fax

Cubic Nordic
Branch of Cubic Transportation Systems Limited
Herstedøestervej 9
DK-2600, Glostrup
Denmark
45-43-43-3999
45-43-43-3488 Fax

Cubic Transportation Systems (Deutschland) GMBH
Westhafenplatz
1060327, Frankfurt
Germany
49-69-710-456-462
49-69-710-456-540 Fax

Marcus Platts
Managing Director

Trademarks and Credits

Trademarks

Barclaycard™ is a registered trademark of Barclays Bank PLC

ICADS™ is a trademark of Cubic Defense Applications, Inc.

DirecNet™ is trademark of Cubic Defense Applications, Inc.

MetroCard® is a registered trademark of the Metropolitan Transportation Authority

Nextfare™ is a trademark of Cubic Transportation Systems, Inc.

Oyster® is a trademark of TranSys

Shadow® is a registered trademark of AAI Corporation

SmartLink℠ is a service mark of the Port Authority of New York and New Jersey

SmarTrip® is a registered trademark of Washington Metropolitan Area Transit Authority

SPADE® and the SPADE® Defense Index are registered trademarks of the ISBC

Photography Credits

Department of Defense

U.S. Air Force

1st Lt. Rebecca Garland

Senior Airman Christina D. Ponte

Master Sgt. Lance Cheung

Master Sgt. Al Gerloff

U.S. Army

Marie La Touche

Sgt. 1st Class Gary Ogilvie

U.S. Navy

Chief Photographer's Mate Spike Call

Photographer's Mate 2nd Class Richard J. Brunson

Commercial

Shadow 200 Image courtesy of AAI Corporation

Satellite map by Spaceshots, Inc.

Image Design

Christopher L. Fusilier

Graphic Design

Dianne Sala, Cubic Corporation

Peer Group Constituents - See Stock Performance Graph on inside front cover

The Space, Defense and Homeland Security (SPADE) Index is made up of the following securities:

- AeroVironment
- Alliant Techsystems
- American Science & Engineering
- Applied Signal
- Argon ST
- Ball Aerospace
- Boeing Company
- CACI International
- Ceradyne
- Cogent
- Computer Sciences
- Cubic Corporation
- Ducommun
- DRS Technologies
- DynCorp International
- EDO
- Esterline Technologies
- FLIR Systems
- Force Protection
- Garmin Limited
- Gencorp
- General Dynamics
- GeoEye
- Goodrich
- Harris
- Herley Industries
- Honeywell International
- ITT Industries
- KVH Industries
- L1 Identity Solutions
- L-3 Communications
- Ladish
- Lockheed Martin
- Mantech International
- Mercury Computer Systems
- MOOG
- MTC Technologies
- Northrop Grumman Corporation
- Orbital Sciences
- Oshkosh Truck
- OSI Systems
- Precision Castparts
- Raytheon
- Rockwell Collins
- SAIC
- SI International
- SRA International
- Stanley Associates
- TASER International
- Teledyne Technologies
- Trimble Navigation Limited
- United Industrial
- URS Corporation
- United Technologies
- Viasat

CUBIC
CORPORATION

9333 Balboa Avenue
San Diego, CA 92123

P.O. Box 85587
San Diego, CA 92186-5587

858-277-6780
858-505-1535 fax

www.cubic.com

Traded on the American Stock Exchange under the symbol CUB

END

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